UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **December 2010**

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Exhibit 99.1 – Consolidated Financial Statements for the year ended September 30. 2010
2. Exhibit 99.2 – CEO Certification of Annual Filings
3. Exhibit 99.3 – CFO Certification of Annual Filings
4. Exhibit 99.4 – Management’s Discussion and Analysis for the year ended September 30, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F **xxx** Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509
(Registrant)

Date: December 29, 2010

By \s\ Gary Freeman
Gary Freeman, President/CEO/Director

Exhibit 99.1

Pediment Gold Corp.
(An Exploration Stage Company)

Consolidated Financial Statements
For the years ended September 30, 2010, 2009 and 2008

(Expressed in Canadian Dollars)

Contents

Management's Responsibility for Financial Reporting

The consolidated financial statements of Pediment Gold Corp. are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated balance sheets as at September 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended September 30, 2010, 2009 and 2008 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"Gary Freeman" (signed)   *"John Seaman" (signed)*

Gary Freeman   John Seaman
CEO   CFO

December 15, 2010



Report of Independent Registered Public Accounting Firm
To the Shareholders of Pediment Gold Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Pediment Gold Corp. (an exploration stage company) as at September 30, 2010 and 2009 and the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended September 30, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2010 and 2009 and the results of its operations and its cash flows for the years ended September 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe, LLP" (signed)

Chartered Accountants

Vancouver, Canada
December 15, 2010

Pediment Gold Corp.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Canadian Dollars)

As at September 30	2010	2009 Restated (note 2)
Assets		
Current		
Cash and cash equivalents	**$ 8,416,574**	$ 15,553,239
Taxes receivable	**1,228,628**	661,836
Amounts receivable	**27,655**	27,140
Due from related parties (note 11(a)(i))	**2,604**	19,419
Prepaid expenses and deposits (notes 8(b)(i) and 11(b))	**312,647**	126,556
Total current assets	**9,988,108**	16,388,190
Mineral properties (note 8)	**4,884,122**	4,716,904
Property and equipment (note 6)	**1,049,818**	307,237
Intangible assets (note 7)	**177,425**	-
Prepaid expenses (note 8(b)(i))	**55,993**	-
Total assets	**$ 16,155,466**	$ 21,412,331
Liabilities		
Current		
Accounts payable and accrued liabilities	**$ 1,230,232**	$ 227,517
Due to related parties (note 11(a)(ii))	**63,993**	26,380
Total liabilities	**1,294,225**	253,897
Shareholders' Equity		
Share capital (note 9)	**62,352,455**	61,393,374
Contributed surplus	**7,299,618**	7,215,180
Deficit accumulated in the exploration stage	**(54,790,832)**	(47,450,120)
Total shareholders' equity	**14,861,241**	21,158,434
Total liabilities and shareholders' equity	**$ 16,155,466**	$ 21,412,331

Nature of operations (note 1)
Commitments (notes 8 and 14)
Subsequent events (notes 4(a) and 16)

Approved on behalf of the Board:

"Chris Theodoropoulos" (signed)
Chris Theodoropoulos, Director

"Gary Freeman" (signed)
Gary Freeman, Director

The accompanying notes are an integral part of these consolidated financial statements.

4

Pediment Gold Corp.

(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Canadian Dollars)

For the years ended September 30	2010	2009 Restated (note 2)	2008 Restated (note 2)
Expenses			
Exploration (schedule)	**$ 4,489,288**	$ 1,731,601	$ 6,854,021
Consultants (notes 11(c) and (d))	**710,823**	823,613	619,577
Stock-based compensation (note 9(g)(i))	**506,604**	1,158,891	4,331,565
Salaries	**496,175**	383,585	569,836
Office and administration	**312,569**	332,912	360,725
Investor relations and promotion	**263,395**	285,342	180,766
Legal and audit	**250,705**	262,237	390,138
Travel	**241,608**	218,726	290,672
Transfer agent, listing and filing fees	**50,418**	131,685	53,767
Amortization	**36,091**	16,397	12,123
Total expenses	**(7,357,676)**	(5,344,989)	(13,663,190)
Other income (expenses)			
Investment and other income	**124,862**	365,461	679,442
Foreign exchange (loss) gain	**(107,894)**	(80,849)	503,026
Write-down of mineral properties (notes 8(a) and 8(b)(iii))	**(4)**	-	(378,643)
Total other income (expenses)	**16,964**	284,612	803,825
Net loss and comprehensive loss for the year	**$ (7,340,712)**	$ (5,060,377)	$ (12,859,365)
Loss per share, basic and diluted	**$ (0.15)**	$ (0.12)	$ (0.33)
Weighted average number of common shares outstanding	**47,553,400**	43,506,184	39,493,045

The accompanying notes are an integral part of these consolidated financial statements.

5

Pediment Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

	Share Capital			Deficit Accumulated in the Exploration Stage	Total Shareholders' Equity
	Common Shares	Amount	Contributed Surplus	Restated (note 2)	Restated (note 2)
Balance, September 30, 2007, restated (note 2)	33,638,135	$ 38,558,024	$ 1,557,786	$ (29,530,378)	$ 10,585,432
Common shares issued during the year					
For cash					
Private placements, net of share issue costs (note 9(c))	5,950,300	16,816,005	240,851	-	17,056,856
Exercise of warrants	1,154,051	1,597,319	-	-	1,597,319
Exercise of options	1,041,250	693,350	-	-	693,350
For mineral property data (note 9(c))	25,000	71,500	-	-	71,500
Transfer of contributed surplus to share capital on exercise of warrants	-	90,143	(90,143)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	635,623	(635,623)	-	-
Stock-based compensation for the year (note 9(g))	-	-	4,331,565	-	4,331,565
Escrowed shares cancelled (note 9(b))	(426,667)	(605,867)	605,867	-	-
Net loss for the year, restated (note 2)	-	-	-	(12,859,365)	(12,859,365)
Balance, September 30, 2008, restated (note 2)	41,382,069	57,856,097	6,010,303	(42,389,743)	21,476,657
Common shares issued during the year					
For cash					
Private placement, net of share issue costs (note 9(c))	3,223,000	2,147,074	117,194	-	2,264,268
Exercise of options	132,500	78,250	-	-	78,250
For mineral property (note 9(c))	75,760	65,745	-	-	65,745
In relation to acquisition of the San Antonio Project (note 9(c))	2,500,000	1,175,000	-	-	1,175,000
Transfer of contributed surplus to share capital on exercise of options	-	71,208	(71,208)	-	-
Stock-based compensation for the year (note 9(g))	-	-	1,158,891	-	1,158,891
Net loss for the year, restated (note 2)	-	-	-	(5,060,377)	(5,060,377)
Balance, September 30, 2009, restated (note 2)	47,313,329	$ 61,393,374	$ 7,215,180	$ (47,450,120)	$ 21,158,434

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)

	Share Capital			Deficit Accumulated in the Exploration Stage	Total Shareholders' Equity
	Common Shares	Amount	Contributed Surplus	Restated (note 2)	Restated (note 2)
Balance, September 30, 2009, restated (note 2)	47,313,329	$ 61,393,374	$ 7,215,180	$ (47,450,120)	$ 21,158,434
Common shares issued during the year					
For cash					
Exercise of options	715,000	477,000	-	-	477,000
For mineral property (note 9(c))	40,483	59,915	-	-	59,915
Transfer of contributed surplus to share capital on exercise of options	-	422,166	(422,166)	-	-
Stock-based compensation for the year (note 9(g))	-	-	506,604	-	506,604
Net loss for the year	-	-	-	(7,340,712)	(7,340,712)
Balance, September 30, 2010	48,068,812	$ 62,352,455	$ 7,299,618	$ (54,790,832)	$ 14,861,241

The accompanying notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

For the years ended September 30	2010	2009 Restated (note 2)	2008 Restated (note 2)
Operating activities			
Net loss for the year	**$ (7,340,712)**	$ (5,060,377)	$ (12,859,365)
Adjustments for non-cash items:			
Amortization	**36,091**	16,397	12,123
Stock-based compensation	**506,604**	1,158,891	4,331,565
Write-down of mineral properties	**4**	-	378,643
Unrealized (loss) gain on foreign exchange	**(2,612)**	55,623	13,062
Changes in operating assets and liabilities:			
Taxes and amounts receivable	**(567,307)**	29,594	(420,423)
Prepaid expenses and deposits	**(242,084)**	82,129	(206,474)
Accounts payable and accrued liabilities	**1,002,715**	30,490	(166,335)
Cash used in operating activities	**(6,607,301)**	(3,687,253)	(8,917,204)
Investing activities			
Purchase of property and equipment	**(778,672)**	(282,865)	(22,539)
Purchase of intangible assets	**(177,425)**	-	-
Mineral property acquisition	**(107,307)**	(823,596)	(2,548,865)
Cash used in investing activities	**(1,063,404)**	(1,106,461)	(2,571,404)
Financing activities			
Proceeds from issuance of common shares, net of issue costs	**477,000**	2,342,518	19,347,525
Due from related parties	**54,428**	10,277	13,091
Cash provided by financing activities	**531,428**	2,352,795	19,360,616
Foreign exchange effect on cash	**2,612**	(55,623)	(13,062)
(Decrease) increase in cash and cash equivalents	**(7,136,665)**	(2,496,542)	7,858,946
Cash and cash equivalents, beginning of year	**15,553,239**	18,049,781	10,190,835
Cash and cash equivalents, end of year	**$ 8,416,574**	$ 15,553,239	$ 18,049,781
Cash and cash equivalents consists of:			
Cash	$ 338,655	$ 5,281,512	$ 2,424,466
Cash equivalents	8,077,919	10,271,727	15,625,315
	$ 8,416,574	$ 15,553,239	$ 18,049,781

Supplemental disclosure with respect to cash flows (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

8

For the years ended September 30, 2010, 2009 and 2008

1.   **NATURE OF OPERATIONS**

Pediment Gold Corp. (the "Company") is governed under the *Business Corporations Act* (British Columbia) and is engaged in the business of the acquisition of, exploration for and development of mineral properties. As of March 2, 2009, the Company's shares were delisted from the TSX Venture Exchange ("TSX-V") and commenced trading on the Toronto Stock Exchange ("TSX").

The Company reported a net loss of $7,340,712 (2009 - $5,060,377; 2008 - $12,859,365) for the year ended September 30, 2010 and has a deficit accumulated in the exploration stage of $54,790,832 as at September 30, 2010 (2009 - $47,450,120). As at September 30, 2010, the Company had $8,693,883 (2009 - $16,134,293) in working capital, which is sufficient capital to cover its fiscal 2011 planned expenditures. The Company expects to require additional financing through the issuance of additional share capital until such time as it achieves sustained profitability through its mining operations, or the receipt of proceeds from the disposition of its mineral properties.

2.   **CHANGE IN ACCOUNTING POLICY**

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote-down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral properties, are capitalized until the viability of the mineral property is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized. The impact of this change on the previously reported September 30, 2009 and 2008 consolidated financial statements is as follows:

2. CHANGE IN ACCOUNTING POLICY (Continued)

	As previously reported $	Restatement $	As restated $
Consolidated Balance Sheet			
Mineral properties – September 30, 2009	14,546,062	(9,829,158)	4,716,904
Consolidated Statement of Operations and Comprehensive Loss			
Exploration expenses for the year ended September 30, 2009	37,775	1,693,826	1,731,601
Stock-based compensation for the year ended September 30, 2009	1,130,920	27,971	1,158,891
Future income tax recovery for the year ended September 30, 2009	(65,570)	65,570	-
Net loss and comprehensive loss for the year ended September 30, 2009	3,273,010	1,787,367	5,060,377
Basic and diluted loss per share for the year ended September 30, 2009	0.08	0.04	0.12
Consolidated Statement of Shareholders' Equity			
Deficit at September 30, 2009	37,620,962	9,829,158	47,450,120
Statement of Cash Flows			
Mineral property acquisitions for the year ended September 30, 2009	2,446,074	(1,622,478)	823,596
Accounts payable and accrued liabilities for the year ended September 30, 2009	(44,858)	75,348	30,490
Consolidated Statement of Operations and Comprehensive Loss			
Exploration expenses for the year ended September 30, 2008	-	6,854,021	6,854,021
Write-down of mineral properties the year ended September 30, 2008	2,099,553	(1,720,910)	378,643
Future income tax expense for the year ended September 30, 2008	65,570	(65,570)	-
Net loss and comprehensive loss for the year ended September 30, 2008	7,791,824	5,067,541	12,859,365
Basic and diluted loss per share for the year ended September 30, 2008	0.20	0.13	0.33
Consolidated Statement of Shareholders' Equity			
Deficit at September 30, 2008	34,347,952	8,041,791	42,389,743
Statement of Cash Flows			
Mineral property acquisitions for the year ended September 30, 2008	9,621,248	(7,072,383)	2,548,865
Accounts payable and accrued liabilities for the year ended September 30, 2008	52,052	114,283	166,335
Consolidated Statement of Shareholders' Equity			
Deficit at September 30, 2007	26,556,128	2,974,250	29,530,378

3. **SIGNIFICANT ACCOUNTING POLICIES**

(a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are stated in Canadian dollars, which is the Company's functional and reporting currency.

These consolidated financial statements include the accounts of the Company and its wholly-owned integrated subsidiaries, Compania Minera Pitalla, S.A. de C.V. ("Pitalla"), Pediment Exploration Mexico, S.A. de C.V. ("Pediment Mexico"), Minexson S.A. de C.V. ("Minexson"), Megashear Mining-Exploration S.A. de C.V ("Megashear") and Minera Sud California S.A. de C.V. ("Sud California"). All significant intercompany transactions and balances have been eliminated on consolidation.

(b) Cash equivalents

The Company considers cash equivalents to be deposits with banks or highly liquid short-term interest-bearing instruments cashable within 90 days from the original dates of acquisition into known amounts of cash.

(c) Property and equipment

Property and equipment are recorded at cost and amortized using the following annual rates and methods:

Computer equipment	- 30% declining balance
Office furniture	- 20% declining balance
Vehicles	- 4 years straight-line
Mining equipment	- 8 years straight-line
Leasehold improvements	- 5 years straight-line

In the year of acquisition, amortization is recorded at one-half the annual rate.

(d) Intangible assets

Intangible assets are recorded at cost and amortized using the unit-of-production method. The Company will assess on a periodic basis the carrying amount of its purchased intangible assets to determine if there has been an event or changes in circumstances that indicate an impairment to their carrying value.

3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)   Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options is accrued and charged either to operations or mineral properties, with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

(f)   Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward.   Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

(g)   Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Financial instruments

All financial instruments are classified as one of the following: held-to-maturity, loans and receivables, held-for-trading, available-for-sale or other financial liabilities. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in operations. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in shareholders' equity. Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments.

The Company categorizes its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Other than additional disclosure in note 4, the adoption of this revised section did not result in a material impact on the Company's consolidated financial statements.

(i) Mineral properties

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. Costs of acquisition of mineral rights and option payments are capitalized until the properties are abandoned, sold, the rights expire or there is an impairment in value.

When proven reserves are determined, the Company will capitalize all costs to the extent that future cash flows from mineral reserves are expected to equal or exceed the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production.

All deferred mineral property costs are reviewed quarterly, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

3.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)   Mineral properties (Continued)

The Company is still in the exploration stage and commercial production has not yet commenced. Hence, depletion has not been charged in these financial statements. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Upon commencement of such production, costs will be depleted using the unit-of-production method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or option of the Company's property are recorded as a reduction of the mineral property costs. The Company recognizes in income those costs that are recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

(j)   Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the collectability of taxes and amounts receivable, balances of accrued liabilities, the fair value of financial instruments, the rates and methods for amortization of property and equipment, the recoverability of mineral properties, determination of asset retirement and environmental obligations, valuation allowance for future income tax assets and the determination of the variables used in the calculation of stock-based compensation. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

(k)   Foreign currency translation

Integrated foreign operations are translated using the temporal method.   Amounts recorded in foreign currencies are translated into Canadian dollars as follows:

(i)   Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;
(ii)   Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and
(iii)   Interest income and expenses (excluding amortization, which is translated at the same rate as the related asset), at the exchange rate prevailing on the transaction date.

Gains and losses arising from this translation of foreign currencies are included in the determination of net loss for the period.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l) Asset retirement obligations ("ARO")

The Company recognizes an estimate of the liability associated with an ARO in the consolidated financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has determined that it has no material AROs to record in these consolidated financial statements.

(m) Proceeds on unit offerings

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated entirely to common shares.

(n) Non-monetary transactions

Shares issued for consideration other than cash are valued at the quoted market price at the date of issuance.

(o) Future changes in accounting policies

(i) Business Combinations

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-Controlling Interests". These sections replace the former Section 1581, "Business Combinations", and Section 1600, "Consolidated Financial Statements", and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.

For the years ended September 30, 2010, 2009 and 2008

3.   **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

(o)   Future changes in accounting policies (Continued)

(ii)   International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company's fiscal year beginning on October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.

The Company is performing a detailed analysis of the differences between IFRS and the Company's accounting policies as well as assessing the impact of various alternatives. The IFRS project plan is being completed in four phases: planning and analysis, identification of changes, solution development and implementation where necessary.

The Company has begun the planning and analysis phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2011.

The Company is in the exploration stage and therefore has adopted accounting policies for exploration companies. The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of IFRS.

Some of the specific areas reviewed and considered to date are:

- IFRS 1 – First-time adoption of IFRS
- IFRS 2 – Share-based payments
- IFRS 6 – Exploration and evaluation of mineral resources
- IFRS 7 – Financial instruments – disclosure
- IAS 12 – Income taxes
- IAS 16 – Property, plant and equipment
- IAS 32 – Financial instruments – a presentation
- IAS 36 – Impairment of assets
- IAS 37 – Provisions, contingent liabilities and contingent assets
- IAS 39 – Financial instruments – recognition and measurement.

4.   **FINANCIAL INSTRUMENTS**

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm's length.

4. FINANCIAL INSTRUMENTS (Continued)

The fair value of financial instruments at September 30, 2010 and 2009 is summarized as follows:

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Held-for-trading				
Cash and cash equivalents	$ 8,416,574	$ 8,416,574	$ 15,553,239	$ 15,553,239
Loans and receivables				
Amounts receivable	$ 27,665	$ 27,665	$ 27,140	$ 27,140
Due from related parties	$ 2,604	N/A	$ 19,419	N/A
Financial Liabilities				
Accounts payable and accrued liabilities	$ 1,230,232	$ 1,230,232	$ 227,517	$ 227,517
Due to related parties	$ 63,993	N/A	$ 26,380	N/A

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

(a)   Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents. Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions. The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary ratings agency in accordance with the Company's investment policy.

4.   FINANCIAL INSTRUMENTS (Continued)

(a)   Credit risk (Continued)

Concentration of credit risk exists with respect to the Company's cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company's concentration of credit risk and maximum exposure thereto is as follows:

	2010	2009
Held at major Canadian financial institutions:		
Cash	$ 266,968	$ 5,137,947
Cash equivalents	8,077,919	10,271,727
	8,344,887	15,409,674
Held at major Mexican financial institutions:		
Cash	71,687	143,565
Total cash and cash equivalents	$8,416,574	$15,553,239

Included in cash equivalents at September 30, 2010 are cashable guaranteed investment certificates ("GIC") earning interest at 0.70% and 1.15% (2009 - 0.25% and 2.66%) and maturing between October 18, 2010 and September 8, 2011 (2009 - October 18, 2009 and September 8, 2010), respectively. The cashable GIC that matured on October 18, 2010 was reinvested.

(b)   Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.   The Company believes it has sufficient cash and cash equivalents at September 30, 2010 in the amount of $8,416,574 (2009 - $15,553,239) in order to meet its planned expenditures and obligations for the next year. At September 30, 2010, the Company had accounts payable and accrued liabilities of $1,230,232 (2009 - $227,517) and amounts due to related parties of $63,993 (2009 - $26,380), which will become due for payment within three months.

(c)   Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

4.   FINANCIAL INSTRUMENTS (Continued)

(c)   Market risk (Continued)

(i)   Interest rate risk

Interest rate risk consists of two components:

(a)   To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(b)   To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's cash and cash equivalents consists of cash held in bank accounts and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2010 and 2009. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)   Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

4.   FINANCIAL INSTRUMENTS (Continued)

(c)   Market risk (Continued)

(ii)   Foreign currency risk (Continued)

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2010 and 2009, which includes a hypothetical change in the foreign exchange rate between the Canadian dollar and Mexican peso of 10% and 9%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes	
	2010	2009
CDN $: MXN peso exchange rate variance	+10%	+9%
Net loss and comprehensive loss	$ 44,110	$ 84,825
CDN $: MXN peso exchange rate variance	-10%	-9%
Net loss and comprehensive loss	$ (53,913)	$ (101,603)

(iii)   Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

5.   CAPITAL MANAGEMENT

The Company's primary objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Capital requirements are driven by the Company's exploration activities on its mineral properties. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company's approach to capital management during the year.

6. PROPERTY AND EQUIPMENT

	2010			2009		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 55,140	$ 31,591	$ 23,549	$ 32,005	$ 21,811	$ 10,194
Office furniture	66,998	16,388	50,610	28,370	9,508	18,862
Vehicles	99,067	17,150	81,917	18,748	3,195	15,553
Mining equipment	57,330	-	57,330	57,330	-	57,330
Leasehold improvements	54,764	5,476	49,288	-	-	-
Land	787,124	-	787,124	205,298	-	205,298
	$ 1,120,423	$ 70,605	$ 1,049,818	$ 341,751	$ 34,514	$ 307,237

At September 30, 2010 and 2009, the Company's mining equipment is under development; therefore, it will be amortized once it is ready for use.

7. INTANGIBLE ASSETS

During the year, the Company acquired water rights for $177,425 (2,177,000 pesos). These water rights permit the Company to extract an annual fixed volume of water from the Baja aquifer for periods ranging from eight to ten years. As at September 30, 2010, no volume of water was extracted from the Baja aquifer.

8. MINERAL PROPERTIES

(a) Mineral properties at September 30, 2010 and 2009 are as follows:

	2010			
	San Antonio Project	La Colorada Project	Other Projects	Total
Acquisition costs – September 30, 2009	$ 2,529,862	$ 2,187,038	$ 4	$ 4,716,904
Acquisition (write-down) during year	-	167,222	(4)	167,218
Balance, September 30, 2010	$ 2,529,862	$ 2,354,260	$ -	$ 4,884,122

8.   MINERAL PROPERTIES (Continued)

(a)   (Continued)

	2009			
	San Antonio Project	La Colorada Project	Other Projects	Total
		Restated (note 2)		
Acquisition costs –				
September 30, 2008	$ 1,354,862	$ 1,297,697	$ 4	$ 2,652,563
Acquisition during year	1,175,000	889,341	-	2,064,341
Balance, September 30, 2009	$ 2,529,862	$ 2,187,038	$ 4	$ 4,716,904

(b)   The Company's mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i)   San Antonio Project

San Antonio consists of two concessions, Cirio and Emily, located in Baja California Sur, Mexico.

On March 28, 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining exploration concessions located in Baja California Sur, Mexico. The concessions were acquired for a cash payment of $11,250 (paid) and mineral property data related to the concessions were acquired for 25,000 common shares (issued) of the Company valued at $71,500 (note 9(c)(v)).

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and are subject to a variable 1% to 3% net smelter royalty ("NSR").

Pursuant to the terms of the Company's purchase agreement to acquire Pitalla in 2005, if prior to December 31, 2011, an aggregate of one million ounces of gold or gold equivalents were determined to be situated on three or fewer of the properties acquired, of which 500,000 ounces or equivalent must be in a single property, the Company would be required to issue 2,500,000 common shares. On December 4, 2008, the Company issued the 2,500,000 common shares valued at $1,175,000, which has been allocated to the acquisition cost of the San Antonio project (note 9(c)(iv)).

On December 13, 2009, the Company entered into a promissory agreement with the Ejido San Antonio to purchase outright the surface rights for the Planes and Colinas mineral targets. Pursuant to the promissory agreement, the Company has acquired 260 hectares for total consideration of 6,500,000 pesos ($529,748 - paid), which has been allocated entirely to land. The Company is currently arranging for the transfer of legal title to the land.

8.   MINERAL PROPERTIES (Continued)

   (b)   (Continued)

      (i)   San Antonio Project (Continued)

Concurrently, the Company entered into a rental agreement, called a "temporary occupation agreement", securing long-term surface and access rights for the on-going exploration and operation of the San Antonio project. The agreement has a term of 30 years and includes a one-time payment of 200,000 pesos ($16,230 - paid) for access and annual per hectare payments for areas subject to exploration or other disturbance within the Company's concession holdings, which total approximately 8,100 hectares. Under the terms of the agreement, the minimum annual hectare payments are 600,000 pesos with the first three years payable in advance amounting to 1,800,000 pesos ($146,070 - paid).

As at September 30, 2010, the remaining advance payment on the temporary occupation agreement is reported as follows:

Short-term prepaid expenses and deposits	$	48,690
Long-term prepaid expenses and deposits		55,993
	$	104,683

      (ii)   La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property located in Sonora, Mexico. The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include mining equipment and machinery in return for an initial payment of US$1,100,000 ($1,085,518 - paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement and entered into two separate agreements, a revised purchase agreement and an option to purchase agreement. Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession, land and mining equipment agreed to under the original option agreement by making one further payment of US$825,000 ($964,484 - paid), for a total purchase price of US$1,925,000 ($2,050,002 paid), and granted a 3% NSR if open-pit mined or 2% if underground mined. The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.

The purchase price of US$1,925,000 ($2,050,002) was allocated US$200,800 ($205,298) to land, US$56,075 ($57,330) to mining equipment and US$1,668,125 ($1,787,374) to mineral properties pursuant to the terms of the revised purchase agreement.

For the years ended September 30, 2010, 2009 and 2008

8.   MINERAL PROPERTIES (Continued)

(b)   (Continued)

(ii)   La Colorada Project (Continued)

Pursuant to the option to purchase agreement, the Company was granted the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009. The Company did not exercise this option by October 16, 2009.

On February 12, 2008, the Company entered into an option agreement (referred to as the "RECAMI" agreement) to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000.

On May 12, 2009, the Company amended the terms of the RECAMI agreement, which reduced the total purchase price from US$800,000 to US$600,000 which includes US$200,000 payable in shares due as follows:

Cash:
- US$100,000 – February 8, 2008 ($102,491 paid)
- US$100,000 – March 23, 2009 ($121,131 paid)
- US$100,000 – March 3, 2010 ($103,260 paid)
- US$100,000 – March 3, 2011 (refer to note 16(b)).

Common Shares:
- Equivalent to US$50,000 plus 15% VAT – May 31, 2009 (issued 75,760 common shares valued at $65,745 (note 9(c)(iii))
- Equivalent to US$50,000 plus 15% VAT – March 3, 2010 (issued 40,483 common shares valued at $59,915 (note 9(c)(i))
- Equivalent to US$100,000 plus 15% VAT – March 3, 2011 (refer to note 16(b)).

The revised option agreement also includes a 3% NSR to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000. The vendor is entitled to annual advanced payments of US$50,000 on account of the 3% NSR commencing March 3, 2012.

On August 14, 2008, the Company acquired six mineral concessions from the Penoles group totalling 218 hectares for US$100,000 ($109,688 paid) that cover part of the El Creston pit (the "Pit") and adjacent ground as well as additional exploration potential west of the Pit.

On June 30, 2009, the Company acquired the La Noria concession for $609 (paid).

On May 5, 2010, the Company acquired the Red Norte 1 concession for $4,047 (paid).

8.   MINERAL PROPERTIES (Continued)

   (b)   (Continued)

      (iii)   Other Projects

         Caborca Project

         The Caborca area project consists of three non-contiguous concessions, namely the Pitalla, Martha and Diana concessions, located in Sonora State, Mexico.

         During the year ended September 30, 2008, Inmet defaulted on the terms of the agreement and the Company decided not to pursue this property and, accordingly, the Company wrote-down $55,695 in acquisition expenditures.

         Texson Project

         The Texson Project consists of three concessions, namely Texson Fraction 1, 2 and 3, located in Sonora State, Mexico.

         During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $55,081 in acquisition expenditures.

         Daniel Project

         The Daniel Project consists of five concessions, Daniel 1, Daniel 2, Daniel 3, Daniel 4 and Daniel 7, located in Sonora State, Mexico.

         During the year ended September 30, 2008, the Company decided not to pursue this property and, accordingly, wrote-down $70,567 in acquisition expenditures.

         Other

         The Company holds title to various exploration stage projects, all of which are located within Mexico. These projects consist of the following: Mel-Manual, Valenzuela, Cochis, Juliana, La Cien, Glor, El Caribe and Pitalla 3.

         During the year ended September 30, 2008, the Company decided not to pursue these projects and, accordingly, wrote-down $197,300 in acquisition expenditures.

      During the year, the cost of $4 was written off, as no further exploration is planned on the Other Projects.

8.   MINERAL PROPERTIES (Continued)

(c)   Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.   The amounts shown for acquisition and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

(d)   Title to mineral property interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

(e)   Environmental obligations

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing.   The impact of new and future environmental legislation on the Company's operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.   The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.   The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

9.   SHARE CAPITAL

(a)   Authorized - Unlimited number of common shares without par value

(b)   Escrow shares

During the year ended September 30, 2009, the Company released 442,556 (2008 – nil) common shares from escrow. Accordingly, as at September 30, 2010 and 2009, there are no common shares held in escrow (2008 – 442,556).

9. SHARE CAPITAL (Continued)

(b) Escrow shares (Continued)

During the year ended September 30, 2008, the Company cancelled 426,667 common shares previously held in escrow. Accordingly, the weighted average per common share amount of share capital attributed to the cancelled shares of $605,867 was allocated to contributed surplus.

(c) Private placements and shares issued for property

(i) During the year ended September 30, 2010, 40,483 common shares were issued in accordance with the RECAMI agreement. The fair value of these shares, based on the share price on the grant date, was $59,915.

(ii) On September 30, 2009, the Company completed a non-brokered private placement and issued 3,223,000 units at a price of $0.75 per unit, for gross proceeds of $2,417,250. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $0.90 per share on or before March 30, 2011. As part of the finder's fee arrangement, $145,035 was paid in cash and 257,840 finder's warrants were issued with a fair value of $117,194, each exercisable to acquire one unit having the same terms as units issued to investors at a price of $0.83 per unit until March 30, 2011. Other cash share issuance costs of $7,947 were incurred by the Company through the private placement.

(iii) During the year ended September 30, 2009, 75,760 common shares were issued in relation to the acquisition of mineral concessions (note 8(b)(ii)). The fair value of these shares, based upon the volume weighted average trading price on the TSX for the ten trading days ending seven business days before the date of issue, was $65,745.

(iv) During the year ended September 30, 2009, 2,500,000 common shares were issued in relation to the acquisition of the San Antonio Project (note 8(b)(i)). The $0.47 per share fair value of these shares was based on market value at the time of issue for a total value of $1,175,000.

(v) During the year ended September 30, 2008, 25,000 common shares were issued to acquire mineral property data relating to certain mineral concessions (note 8(b)(i)). The fair value of these shares based upon their market value at the time of issue was $71,500.

9.   SHARE CAPITAL (Continued)

(c)   Private placements and shares issued for property (Continued)

(vi)   On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009. As part of the finder's fee arrangement, $425,520 in cash was paid, and 101,000 additional units, valued at the same amount as the placement units, were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each warrant having the same terms as the placement warrants described above. In addition, 261,965 finder's warrants were issued with a fair value of $240,851, each exercisable to acquire one common share of the Company at a price of $3.80 until June 3, 2009. Other cash share issuance costs of $65,524 were incurred by the Company through the private placement.

(d)   Stock options

Pursuant to the policies of the TSX, under the Company's stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of ten years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan carry vesting terms determined at the discretion of the board of directors.

For the years ended September 30, 2010, 2009 and 2008

9. SHARE CAPITAL (Continued)

(d) Stock options (Continued)

A summary of the status of the Company's outstanding and exercisable stock options at September 30, 2010 and 2009 and changes during the years then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price – Outstanding Options
Balance, September 30, 2008	3,642,500	3,392,500	$1.61
Granted	1,720,000	1,495,000	$0.74
Exercised	(132,500)	(132,500)	$0.59
Vested in year	-	250,000	-
Cancelled	(1,145,000)	(1,145,000)	$2.61
Forfeited	(232,500)	(232,500)	$1.32
Expired	(80,000)	(80,000)	$0.85
Balance, September 30, 2009	3,772,500	3,547,500	$0.98
Granted	600,000	375,000	$1.40
Exercised	(715,000)	(715,000)	$0.67
Vested in year	-	375,000	-
Forfeited	(75,000)	(50,000)	$1.37
Expired	(105,000)	(105,000)	$0.76
Balance, September 30, 2010	3,477,500	3,427,500	$1.12

As at September 30, 2010, 3,427,500 of the 3,477,500 options outstanding have vested. The vested options have a weighted average exercise price of $1.11 (2009 - $0.99), a weighted average remaining contractual life of 2.39 (2009 - 3.12) years and a weighted average grant date fair value of $0.91 (2009 - $0.74).

The 50,000 options that have not vested at September 30, 2010 have a weighted average exercise price of $1.37 (2009 - $0.90), a weighted average remaining contractual life of 4.19 (2009 - 1.92) years and a weighted average grant date fair value of $1.32 (2009 - $0.46).

At September 30, 2010, the aggregate intrinsic value of the outstanding stock options is $1,744,125 (2009 - $591,750).

9. SHARE CAPITAL (Continued)

(d) Stock options (Continued)

The following summarizes information about options outstanding at September 30, 2010 and 2009:

Expiry Date	Exercise Price	Remaining Contractual Life (in years) 2010	2009	Number of Options 2010	2009
February 12, 2010	$0.60	-	0.37	-	50,000
July 21, 2010	$0.50	-	0.81	-	25,000
July 21, 2010	$0.63	-	0.81	-	290,000
April 25, 2011	$0.80	0.57	1.57	415,000	415,000
August 2, 2011	$0.55	0.84	1.84	205,000	205,000
February 12, 2012	$0.60	1.37	2.37	50,000	50,000
March 23, 2012	$0.73	1.48	2.48	37,500	37,500
April 27, 2012	$0.78	1.58	2.58	50,000	50,000
June 17, 2013	$1.60	2.72	3.72	1,050,000	1,100,000
December 12, 2013	$0.60	3.20	4.20	350,000	580,000
May 4, 2011	$0.90	0.59	1.59	200,000	200,000
May 4, 2012	$0.90	-	2.59	-	100,000
May 11, 2010	$0.84	-	0.61	-	80,000
May 11, 2014	$0.84	3.61	4.61	520,000	590,000
December 9, 2010	$1.37	0.19	-	200,000	-
December 9, 2014	$1.37	4.19	-	100,000	-
February 12, 2015	$1.47	4.37	-	150,000	-
March 18, 2015	$1.40	4.47	-	150,000	-
		2.39	3.05	3,477,500	3,772,500

(e) Warrants

At September 30, 2010, the Company has outstanding warrants to issue an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2009	Issued	Exercised	Expired	Outstanding at September 30, 2010
$0.90	March 30, 2011	1,611,500	-	-	-	1,611,500

9. SHARE CAPITAL (Continued)

(e) Warrants (Continued)

At September 30, 2009, the Company has outstanding warrants to issue an aggregate 1,611,500 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at September 30, 2009
$1.05	November 2, 2008	232,000	-	-	232,000	-
$2.00	February 21, 2009	1,798,059	-	-	1,798,059	-
$2.05	February 21, 2009	131,174	-	-	131,174	-
$3.75	June 3, 2009	2,975,150	-	-	2,975,150	-
$3.80	June 3, 2009	261,965	-	-	261,965	-
$0.90	March 30, 2011	-	1,611,500	-	-	1,611,500
		5,398,348	1,611,500	-	5,398,348	1,611,500

(f) Finder's warrants

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Outstanding at September 30, 2009	Issued	Outstanding at September 30, 2010
$0.83	March 30, 2011	-	257,840	257,840	-	257,840

The 257,840 finder's warrants are exercisable at $0.83 per warrant to March 30, 2011 for units, where each unit consists of one common share and one-half of one share purchase warrant. Each full warrant is exercisable for one common share at a price of $0.90 for a period of 18 months.

(g) Stock-based compensation

(i) The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2010	2009	2008
Salaries – employees/directors	$ 367,708	$ 838,526	$ 3,028,069
Consultants	-	229,801	1,303,496
Investor relations	138,896	62,593	-
Mineral properties - exploration expenses	-	27,971	-
	$ 506,604	$ 1,158,891	$ 4,331,565

During the year ended September 30, 2010, $506,604 (2009 - $1,158,891; 2008 - $4,331,565) stock-based compensation was expensed in the consolidated statements of operations. Of this amount, $58,672 (2009 - $279,990; 2008 - $447,778) related to options granted in the prior years, which vested in the current year.

9.   SHARE CAPITAL (Continued)

(g)   Stock-based compensation (Continued)

(i)   (Continued)

As at September 30, 2010, there is $34,894 (2009 - $75,526; 2008 - $279,990) in stock-based compensation, which will be recognized over the next year as the options vest.

The fair value of each option grant was estimated as at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

	2010	2009	2008
Risk-free interest rate	1.96%	1.67%	3.90%
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	86.46%	93.41%	78.99%
Expected option life in years	3.67	4.35	5.00
Forfeiture rate	0%	0%	0%
Fair value at grant date	$0.80	$0.56	$1.78

Expected volatilities are based on the Company's trading history except where there is insufficient trading history and volatilities are based on industry comparables. When applicable, the Company uses historical data to estimate option exercise, employee termination and forfeiture within the valuation model. For non-employees, the expected term of the options approximate the full term of the option.

(ii)   The fair value of warrants issued as finder's fees in the amount of $nil (2009 - $117,194; 2008 - $240,851) and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009	2008
Risk-free interest rate	N/A	1.20%	3.98%
Expected dividend yield	N/A	0.00%	0.00%
Expected stock price volatility	N/A	94.15%	75.0%
Expected option life in years	N/A	1.5	1.5
Fair value at grant date	N/A	$0.45	$0.92

(h)   Common shares reserved for issuance at September 30, 2010 and 2009 are as follows:

	2010	2009
Options	3,477,500	3,772,500
Warrants	1,611,500	1,611,500
Finder's warrants	257,840	257,840
Common shares reserved for issuance	5,346,840	5,641,840

10. INCOME TAXES

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2010	2009	2008
		Restated (note 2)	Restated (note 2)
Income tax benefit computed at statutory rates	$ 2,119,998	$ 1,524,691	$ 4,135,572
Non-deductible including stock-based compensation	(20,975)	(308,973)	(1,528,638)
Change in valuation allowance	(1,689,809)	(1,081,697)	(635,661)
Foreign tax rate difference	(61,409)	(118,599)	(405,714)
Change in timing differences	(105,252)	34,405	17,487
Effect of change in tax rate	(242,553)	(49,827)	(1,583,046)
Future income tax recovery (expense)	$ -	$ -	$ -

The significant components of the Company's future income tax assets and liabilities as at September 30, 2010 and 2009 are as follows:

	2010	2009
		Restated (note 2)
Future income tax assets (liabilities)		
Non-capital losses carried forward	$ 8,390,871	$ 6,322,221
Excess of tax value over book value of mineral properties	3,077,908	3,201,025
Net capital losses carried forward	595,889	619,725
Share issuance costs	92,442	163,253
Plant and equipment	6,394	2,348
	12,163,504	10,308,572
Valuation allowance	(10,934,701)	(9,155,250)
	1,228,803	1,153,322
Excess of book value over tax value of mineral properties in Mexico	(1,228,803)	(1,153,322)
Future income taxes, net	$ -	$ -

For the years ended September 30, 2010, 2009 and 2008

10.   INCOME TAXES (Continued)

At September 30, 2010, the Company has non-capital losses of $30,640,000 in Canada and Mexico that may be carried forward to apply against future years' income. These losses expire as follows:

	Canada	Mexico	Total
2012	$ -	$ 69,000	$ 69,000
2013	-	40,000	40,000
2014	-	27,000	27,000
2015	585,000	25,000	610,000
2016	-	97,000	97,000
2017	-	4,816,000	4,816,000
2018	-	8,463,000	8,463,000
2019	-	5,721,000	5,721,000
2020	-	5,160,000	5,160,000
2026	1,070,000	-	1,070,000
2027	1,356,000	-	1,356,000
2028	972,000	-	972,000
2029	1,214,000	-	1,214,000
2030	1,025,000	-	1,025,000
	$ 6,222,000	$ 24,418,000	$ 30,640,000

The Company also has $4,767,000 of capital losses available to apply against future capital gains in Canada.

The tax benefit of the above losses has not been recorded in these financial statements as the realization is not more likely than not.

11.   RELATED PARTY TRANSACTIONS

(a)   The amounts due from/to related parties are non-interest-bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

    (i)   As at September 30, 2010, $2,604 (2009 - $19,419) is due from a company with common directors for its share of rent for shared office space.

    (ii)   As at September 30, 2010, $63,993 (2009 - $26,380) is due to directors/officers of the Company for director and consulting fees, of which, $12,295 (2009 - $25,610) is due to companies owned by directors/officers.

(b)   As at September 30, 2010, $46,793 (2009 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

(Canadian Dollars)

11. RELATED PARTY TRANSACTIONS (Continued)

(c) Included in consulting fees is $306,000 (2009 - $388,928; 2008 - $406,108) of which $240,000 (2009 - $290,000; 2008 - $227,000) was charged by companies owned by directors and $66,000 (2009 - $98,928; 2008 - $179,108) by directors for consulting services.

(d) Included in consulting fees is $66,994 (2009 - $83,000; 2008 - $nil) paid to companies owned by directors for directors' fees.

(e) Rent of $54,200 (2009 - $27,600; 2008 - $10,350) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions occurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		2010		2009		2008
				Restated (note 2)		Restated (note 2)
Non-cash transactions						
Shares issued for mineral property	$	59,915	$	65,745	$	71,500
Shares issued for acquisition of subsidiary	$	-	$	1,175,000	$	-
Other supplemental cash flow information						
Cash paid during the year for						
Interest expense	$	-	$	-	$	-
Income tax expense	$	-	$	-	$	-

13. SEGMENT DISCLOSURES

The Company operates in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico. All current exploration activities are conducted in Mexico. The capital assets (including mineral properties) and total assets identifiable within these geographic areas are as follows:

	2010	2009 Restated (note 2)
Long-term assets (excluding prepaid expenses)		
Canada	$ 100,187	$ 8,426
Mexico	6,011,178	5,015,715
	$ 6,111,365	$ 5,024,141
Total assets		
Canada	$ 8,573,640	$ 15,527,466
Mexico	7,581,826	5,884,865
	$ 16,155,466	$ 21,412,331

14. COMMITMENTS

During the year ended September 30, 2010, the Company entered into an agreement, subject to shareholder and TSX approval, with two consultants pursuant to which the Company committed to grant them each 150,000 restricted share units ("RSU") with a term of 5 years; each consultant is also to receive an additional 150,000 RSUs on the completion of the San Antonio Project bankable feasibility study.

In the event the RSU plan is not approved by the Company's shareholders and given final TSX approval by May 1, 2011, the RSUs will be deemed to have terminated and the Company will then compensate each consultant with a cash payment equal to the fair value of 150,000 multiplied by the then current market price by May 10, 2011. In addition, within 10 days of the completed bankable feasibility study a second cash payment equal to 150,000 multiplied by the then current market price will be paid to each of the consultants.

In addition to the mineral property commitments, the Company has a commitment with respect to its premises operating lease. The minimum annual lease payments required are payable as follows:

2011	$ 106,116
2012	106,116
2013	106,116
2014	106,116
2015	35,372
	$ 459,836

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

(a)   Recent United States GAAP pronouncements

(i)   Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 applicable to FASB ASC 820-10, "Improving Disclosures about Fair Value Measurements". The guidance requires entities to disclose significant transfers in and out of fair value hierarchy levels and the reasons for the transfers and to present information about purchases, sales, issuances and settlements separately in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). Additionally, the guidance clarifies that a reporting entity should provide fair value measurements for each class of assets and liabilities and disclose the inputs and valuation techniques used for fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3). This guidance is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective for interim and annual periods beginning after December 15, 2010. As this guidance provides only disclosure requirements, the adoption of this standard will not impact the Company's consolidated results of operations, cash flows or financial position.

(ii)   Subsequent Events

In February 2010, FASB issued ASU 2010-09, "Subsequent Event (Topic 855) Amendments to Certain Recognition and Disclosure Requirements". ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of GAAP. All of the amendments in ASU 2010-09 are effective upon issuance of the final ASU, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010.

(b)   The Company's accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

(i)   Exploration expenditures

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures. Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote-down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

15.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(b)   (Continued)

(i)   Exploration expenditures (Continued)

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized. This accounting policy is now in line with US GAAP and, therefore, there are no significant differences between Canadian GAAP and US GAAP.

(ii)   Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

(iii)   Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted rates. There were no significant differences between enacted and substantively enacted rates for the periods presented.

(iv)   Bifurcation of proceeds on unit offerings

Under Canadian GAAP, proceeds received on the issuance of units, consisting of common shares and warrants, have been allocated entirely to common shares. Under US GAAP, proceeds are bifurcated between common shares and warrants using the relative fair value method. However, the bifurcation of proceeds under US GAAP does not impact the measurement principles applied to shareholders' equity in these consolidated financial statements.

15.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(c)   Reconciliation of total assets, liabilities and shareholders' equity

	2010	2009
		Restated (note 2)
Total assets for Canadian and US GAAP	$ 16,155,466	$ 21,412,331
Total liabilities for Canadian and US GAAP	$ 1,294,225	$ 253,897
Total equity for Canadian and US GAAP	14,861,241	21,158,434
Total equity and liabilities for US GAAP	$ 16,155,466	$ 21,412,331

(d)   Reconciliation of net loss and comprehensive loss

	2010	2009	2008
		Restated (note 2)	Restated (note 2)
Net loss and comprehensive loss for Canadian and US GAAP	$ 7,340,712	$ 5,060,377	$ 12,859,365
Loss per share in accordance with Canadian and US GAAP	$ 0.15	$ 0.12	$ 0.33
Weighted average number of common shares outstanding	47,553,400	43,506,184	39,493,045

15.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP (Continued)

(e)   Reconciliation of cash flows

	2010	2009 Restated (note 2)	2008 Restated (note 2)
Net cash used in operating activities in accordance with Canadian and US GAAP	$ (6,607,301)	$ (3,687,253)	$ (8,917,204)
Net cash used in investing activities in accordance with Canadian and US GAAP	(1,063,404)	(1,106,461)	(2,571,404)
Net cash flows from financing activities in accordance with Canadian and US GAAP	531,428	2,352,795	19,360,616
Foreign exchange effect on cash in accordance with Canadian and US GAAP	2,612	(55,623)	(13,062)
Net increase (decrease) in cash and cash equivalents in accordance with Canadian and US GAAP	(7,136,665)	(2,496,542)	7,858,946
Cash and cash equivalents, beginning of year in accordance with Canadian and US GAAP	15,553,239	18,049,781	10,190,835
Cash and cash equivalents, end of year in accordance with Canadian and US GAAP	$ 8,416,574	$ 15,553,239	$ 18,049,781

16.   SUBSEQUENT EVENTS

(a)   On October 18, 2010, the Company entered into a binding agreement (the "Agreement") to complete a business combination (the "Transaction") with Argonaut Gold Inc. ("Argonaut").

Pursuant to the terms of the Agreement, all of the Company's common shares issued and outstanding immediately prior to consummation of the Transaction shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one common share of the Company.

The Transaction is subject to certain standard conditions, which will include no less than 66 2/3% of the shareholders of the Company and a simple majority of Argonaut shareholders voting in favor of the Transaction at the shareholders' meetings expected to be held on January 24, 2011.

16.   SUBSEQUENT EVENTS (Continued)

(b)   On October 21, 2010, the Company agreed with RECAMI to make its last payment for cash and shares all for cash of US$200,000 ($204,660) and thus earned 100% interest in the properties. The final transfer agreement also states that RECAMI is entitled to a US$50,000 per year payment for the concept of NSR, even before the Company has reached commercial production. These advance payments; however, cannot be deducted from the NSR payments once the Company reaches commercial production. Nevertheless, at that time, should the 3% NSR be less than $50,000, the Company will not have to pay any further amount.

(c)   On October 26, 2010, the Company issued 250,000 common shares pursuant to the exercise of options at a price of $1.60 for total proceeds to the Company of $400,000.

(d)   On October 28, 2010, the Company issued 257,840 common shares and 128,920 warrants pursuant to the exercise of finder's warrants at a price of $0.83 for total proceeds to the Company of $214,007. Upon exercise of the finder's warrants, 128,920 warrants at a price of $0.90 were exercised for total proceeds to the Company of $116,028.

(e)   On November 4, 2010, the Company issued 200,000 common shares pursuant to the exercise of options at a price of $0.90 for total proceeds to the Company of $180,000.

(f)   On November 5, 2010, the Company issued 1,611,500 common shares pursuant to the exercise of warrants at a price of $0.90 for total proceeds to the Company of $1,450,350.

(g)   On December 3, 2010, the Company issued 200,000 common shares pursuant to the exercise of options at a price of $1.37 for total proceeds to the Company of $274,000.

Pediment Gold Corp.
(An Exploration Stage Company)
Consolidated Schedule of Exploration Expenses
(Canadian Dollars)

For the years ended September 30

	2010							
		San Antonio Project		La Colorada Project		Other Projects		Total
Drilling, sampling and testing	$	1,832,264	$	254,695	$	-	$	2,086,959
Miscellaneous		1,063,684		10,294		-		1,073,978
Geological services		337,034		117,478		-		454,512
Technical assistance		265,137		165,751		-		430,888
Tax on surface rights		77,835		77,662		88,863		244,360
Leasing		189,498		9,093				198,591
	$	3,765,452	$	634,973	$	88,863	$	4,489,288

	2009							
		San Antonio Project		La Colorada Project		Other Projects		Total
				Restated (note 2)				
Drilling, sampling and testing	$	82,882	$	636,447	$	-	$	719,329
Technical assistance		116,932		167,250		-		284,182
Geological services		164,764		71,545		-		236,309
Miscellaneous		106,428		113,094		-		219,522
Tax on surface		74,888		32,873		37,775		145,536
Leasing		35,879		52,933		-		88,812
Salaries and fees		37,911		-		-		37,911
	$	619,684	$	1,074,142	$	37,775	$	1,731,601

	2008							
		San Antonio Project		La Colorada Project		Other Projects		Total
				Restated (note 2)				
Drilling, sampling and testing	$	3,789,126	$	616,782	$	214,345	$	4,620,253
Salaries and fees		365,838		168,017		77,168		611,023
Geological services		215,998		231,124		93,716		540,838
Leasing		134,576		221,585		87,237		443,398
Miscellaneous		182,608		77,312		55,862		315,782
Tax on surface		42,882		68,596		94,654		206,132
Technical assistance		52,526		33,850		30,219		116,595
	$	4,785,554	$	1,417,266	$	653,201	$	6,854,021

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.2


Form 52-109F1
Certification of annual filings - full certificate


I, Gary Freeman, Chief Executive Officer of Pediment Gold Corp., certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Pediment Gold Corp.** (the "issuer") for the financial year ended **September 30, 2010**

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

    (a)   designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

        (i)   material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

        (ii)   information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

    (b)   designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1   ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is ***Internal Control – Integrated Framework – published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)***.

5.2   ***ICFR – material weakness relating to design: N/A***

5.3   ***Limitation on scope of design: N/A***

6. ***Evaluation:*** The issuer's other certifying officer(s) and I have

    (a)   evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b)   evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

       (i)   our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

       (ii)   N/A

7.   ***Reporting changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on ***October 1, 2009*** and ended on ***September 30, 2010*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8.   ***Reporting to the issuer's auditors and board of directors or audit committee:*** The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: **December 29, 2010**

"Gary Freeman"
Gary Freeman
Chief Executive Officer

Exhibit 99.3

Form 52-109F1
Certification of annual filings - full certificate

I, John Seaman, Chief Financial Officer of Pediment Gold Corp., certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Pediment Gold Corp.** (the "issuer") for the financial year ended **September 30, 2010**

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

    (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

        (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

        (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

    (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is *Internal Control – Integrated Framework – published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*.

5.2 *ICFR – material weakness relating to design: N/A*

5.3 *Limitation on scope of design: N/A*

6. *Evaluation:* The issuer's other certifying officer(s) and I have

    (a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

    (i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

    (ii) N/A

7. ***Reporting changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on ***October 1, 2009*** and ended on ***September 30, 2010*** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee:*** The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: **December 29, 2010**

"John Seaman"
John Seaman
Chief Executive Officer

Exhibit 99.4

PEDIMENT GOLD CORP.
(An Exploration Stage Company)

MANAGEMENT'S DISCUSSION AND ANALYSIS

**FOR THE YEAR ENDED
SEPTEMBER 30, 2010**

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

EXECUTIVE SUMMARY

Pediment Gold Corp. (the "Company" or "Pediment") is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately working towards commercial production of gold and silver in Mexico.

The Company currently has no income from operations and relies on financing either through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

In October 2010, the Company and Argonaut Gold Inc. ("Argonaut") entered into a binding agreement (the "Agreement") to complete a business combination (the "Transaction"). Argonaut is a gold production and exploration company and is currently producing gold at its El Castillo project in Durango, Mexico.

Pursuant to the terms of the Agreement, all of the Company's common shares issued and outstanding immediately prior to consummation of the business combination shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) common share of the Company.

The Transaction is subject to certain standard conditions which will include no less than 66 2/3% of the shareholders of the Company and a simple majority of Argonaut shareholders voting in favor of the Transaction at the shareholder's meetings expected to be held in January 2011.

As at September 30, 2010, the Company had consolidated working capital of $8,693,883. The Company has allocated $5.1 million to cover its operating expenses and to continue work on its San Antonio and La Colorada projects through fiscal 2011. The Company has sufficient working capital to fund its 2011 operating and exploration expenditures.

The San Antonio project is located in Baja California Sur, Mexico, adjacent to the historic mining town of San Antonio and 40 kilometers southeast from the port city of La Paz. The 100%-owned project consists of 15 concessions and covers 114,480 acres and about nine miles of favorable geological trend. A recently calculated resource estimate for San Antonio comprises a global total of 1.22 million ounces gold in the Measured and Indicated category, plus 27,450 ounces gold in the Inferred category (AMEC June 2010). The Company has assembled an experienced pre-development mining team to complete relevant permitting, surface rights and water rights acquisitions relating to its San Antonio project.

The La Colorada project is located on a main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, which is the capital and main supply point of the State of Sonora in north western Mexico. The 100% owned gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The Company conducted a work program in the summer of 2009 to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 meters. Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization.

As at December 21, 2010, the Company had the following common shares, stock options and warrants outstanding:

Common shares	50,717,072
Stock options (vested and unvested)	2,827,500
Fully Diluted shares outstanding	53,544,572

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

1.0   INTRODUCTION

This Management's Discussion and Analysis ("MD&A") includes information from, and should be read in conjunction with, the annual audited consolidated financial statements of Pediment Gold Corp ("the Company" or "Pediment") for the years ended September 30, 2010, 2009 and 2008. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("GAAP") in Canadian dollars. This MD&A was prepared with information available as of December 21, 2010. Additional information and disclosure relating to the Company can be found on SEDAR at www.sedar.com.

2.0   FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always. Identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "designed", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", and similar expressions. These statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Based on current available information, the Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that those expectations will prove to be correct. The forward-looking statements in this MD&A are expressly qualified by this statement, and readers are advised not to place undue reliance on the forward-looking statements.

3.0   DESCRIPTION OF BUSINESS

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver in Mexico. While none of the properties have reached commercial production, two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development. The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of acquisition costs capitalized to mineral properties and the Company's future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities or from the receipt of proceeds from disposition or a joint venture on its mineral property interests. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. Many of the key factors for advancing the Company's projects to production are dependent on outside factors, such as, obtaining the necessary rights and permitting which need to be granted from certain local and governmental agencies located in Mexico. Additional risk factors that may affect the financial statements and the risk factors related to mineral exploration and development are set out in the Company's Annual Report as filed via SEDAR on December 29, 2010, available at www.sedar.com and under the heading "Risks and Uncertainties" listed below.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future. Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies. The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business and those previously disclosed in the annual

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

audited consolidated financial statements of the Company for the years ended September 30, 2010, 2009 and 2008.

4.0   OVERALL PERFORMANCE

During the fiscal year ended September 30, 2010, the Company expended a total of $4,489,288 in exploration expenses relating to its mineral properties. The total exploration expenses included $3,765,452 in expenditures on its San Antonio project and $634,973 on its La Colorada project, with the remaining $88,863 being expended on the annual tax payments relating to the Company's other concessions.

During the year ended September 30, 2010, the Company purchased 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of 6,500,000 pesos ($529,748 - paid), which amount has been allocated to land.

Stock-based compensation expense, a non-cash item, was $506,604 during the year ended September 30, 2010.

5.0   PROJECT UPDATES

San Antonio Project Current Work in Progress and Future Work

Surface and Access Rights

The Company has entered into agreements securing long-term surface and access rights for the ongoing exploration, and proposed development and operation of the San Antonio gold project with the Ejido San Antonio.

The first agreement is a rental agreement, called a "temporary occupation agreement", for access, exploration and production activities. The agreement has a term of 30 years and includes a one-time payment of MXN200,000 ($16,230 – paid) for access and annual per hectare payments for areas subject to exploration or production activities within the Pediment concession holdings which total approximately 8,100 hectares. The minimum annual payment under the terms of the agreement is MXN600,000, or approximately $48,000, plus annual inflation escalations. An advanced payment of MXN1,800,000 ($146,070 - paid) that covers the first three years of the agreement was required and has been included in prepaid expenses.

In addition, the parties have signed an agreement allowing Pediment to purchase outright 260 hectares covering the Planes and Colinas mineral targets and surrounding area for an agreed upon price of MXN6,500,000 ($529,748 – paid). The parties also signed a separate agreement to transfer rights to certain waste rock or 'dump' material within the Company's concession areas to the Ejido San Antonio.

The Company is also working to acquire additional surface and access rights secondary to the San Antonio project.

Metallurgical Test Program

During Fiscal 2010 the Company engaged METCON Research ("METCON") of Tucson, Arizona to conduct a comprehensive metallurgical test program for the San Antonio Gold Project. METCON developed a specific set of procedures for evaluating heap leach gold ores through a systematic, sequential test work culminating in column leach tests. The program for San Antonio has clear objectives for each phase of the metallurgical test program. Key procedures are as follows:

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

1) Sample Preparation and Head Screen Assays from 20 PQ core drill holes representing approximately 17.5 tonnes of gold bearing material which is representative of 3 ore types (oxide, transitional oxide-sulphide and sulphide).

2) Agitated Leach tests with Cyanidation Bottle Rolls on 4 Grind Calibrations and 3 ore types.

3) Sample Characterization tests on ore types focused on Assaying for gold and silver, ICP 30 element chemistry on ore zones, Crusher Bond Work Index, Abrasion Index, Bulk Density, Specific Gravity and Acid Base Analysis ("ABA") test work.

4) Closed Cycle Column Leach Studies will be conducted on approximately 30 column leach tests with composite samples at crush sizes of 80 percent minus 2 inch, 3/4 inch, 3/8 inch and 1/4 inch inside columns 20 ft by 12 and 6 inches in diameter. Various flow rates will also be run to observe leach kinetics.

5) Geo-Technical testing on leach residue from column test material will be sub-contracted to Golder Associates Inc. in Tucson, Arizona. This work is being conducted to gain a clear understanding of the physical properties of the leached ore for determination of height of the heap leach pad design as well as verify solution flow and application rate for leaching.

This work began with the delivery of all samples in late November. Preparation of composites for the test work described above is planned in December 2010. The planned program will require approximately 30 weeks to complete and will be used for advanced studies.

Pit Slope Study

Golder Associates Inc. was contracted in July 2010 to complete a final feasibility level pit slope study. Through the fall, field work was conducted including the drilling and logging of 6 oriented drill core holes to better characterize the type of rock and existence of geologic structures such as faults and formations. The field work is now being analyzed in the office and a final report is anticipated in early 2011.

Socio-economic Study

A Hermosillo, Sonora consulting firm, DS Dinamica Social was contracted in June 2010 to conduct field work and investigations relating to community relations and social impacts of the planned project. Througout the summer a team of interviewers went house-to-house conducting surveys in villages near the planned project. In addition, several key government and community leaders were interviewed. The results of this work are now being tabulated with a final report due in February 2011. This work and report will serve not only as a basis for follow-on community development and relations programs but will also be incorporated into permits required prior to the startup of the mine.

Hydrologic Study

In May 2001 a hydrologic consulting firm called Schlumberger Water Services ("SWS") was contracted to perform an initial investigation into issues related to water supply and usage for the project. They completed field work and literature reviews over a four-month period and in September 2010 provided a Phase 1 hydrologic report.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

The Phase I report summarized work done on the following tasks:

- Data collection and analysis (water quality, precipitation, pumping, precipitation, well construction, etc). This will include an evaluation of data quality and a gap analysis of the data for the Los Planes basin. Information will also be obtained for the surrounding basins to determine if water resources might be available.

- Meetings with CONAGUA. It is important to establish a relationship early on with the local office of CONAGUA to obtain additional data that might not be in the public domain and to determine how they might want to collaborate on the solution of some of the water quantity and/or quality issues in the basin.

- Well census. While the CONAGUA database reports the amount of water that each well is allowed to pump, we have found out that these data are frequently incorrect. To obtain a more accurate water balance for the basin, SWS will perform a well census to determine the volume and timing of groundwater extraction.

- Precipitation calculations. A key element in the evaluation of water resources and tailings facilities is a detailed analysis of precipitation data for the mine and the basin. This allows us to determine the 100 year/24 hour storm event for tailings dam design as well an improved estimation of recharge to the basin.

Plans are to initiate a Phase 2 study in December 2011 which will continue key areas of the Phase 1 work including the development of monitoring and production water wells and an assessment of the general affect of the San Antonio operation on other users in the Los Planes groundwater basin.

Budget and Implementation Plan

The Board of Directors has approved a budget, plan and schedule for advancing the San Antonio Gold Project located in Baja California Sur, Mexico through to final feasibility.
The implementation plan and budget as presented below are designed to bring San Antonio to a feasibility stage by December, 2011. Plans, costs and schedules will be updated and modified as new information becomes available and as studies are completed and recommendations are reviewed. If the work can be completed as outlined and continues to indicate an economic project then the Company anticipates that detailed engineering, procurement and construction activities could conceivably begin in early 2012.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010



	Total
AMEC PA's Study	$ 200,000
Hydrology Studies	85,000
2010 Drill Program	
RC Drilling	
Resource Definition	2,400,000
San Antonio Exploration	850,000
DDH Drilling	1,575,000
Metallurgical Studies	600,000
Geotechnical studies	100,000
Road Investigations	30,000
Permitting	100,000
Site Layout Studies	50,000
Power Studies	20,000
Land Acquisition	1,500,000
Water Rights Acquisition	200,000
Resource/Geological Model	40,000
Mine Design	45,000
Feasibility Study	1,500,000
Total San Antonio	**$ 9,295,000**

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

The above budget of $9.295 million is based on an 18 month exploration and development plan covering the period from April 1, 2010 through to September 30, 2011.

40,000 Meter Drill Program
In June 2010, the Company commenced drilling on its 100%-owned San Antonio Gold property in Baja Sur, Mexico. The drill program was originally announced on January 14, 2010, and contemplated 11,000 meters, however due to additional information developed during the following months; the drill program was expanded to 40,000 meters and utilized one reverse circulation drill and one diamond drill. The program was designed to accomplish three key objectives; exploration, metallurgical geotechnical, and further definition sampling of the resources reported in the Technical Report and Resource Update, by Herdrick and Giroux, dated November 29, 2009. Additionally, later along the drill program, the Company decided it was also important to complete condemnation and drill holes and further holes for water monitoring.

Up to November 30, 2010 drilling at the San Antonio project has completed 34,077 meters of drilling, of which 25,165 meters are RC and 8,911 are core. These meters are further subdivided in the following categories:

Further definition or expansion of current resources	
Zone	**Meters drilled**
Intermediate zone **RC**	5,650.08
Intermediate zone **Core**	2,323.50
Los Planes infill **RC**	12,733.93
Los Planes infill **Core**	1,165.60
Las Colinas infill **RC**	3,747.52
Las Colinas infill **Core**	391.50
Subtotal, combined RC + Core	26,012.13

Exploration near resource area	
Zone	**Meters drilled**
La Colpa **RC**	1,214.63
La Colpa **Core**	753.00
Subtotal, combined RC + Core	1,967.63

Other drilling	
Zone	**Meters drilled**
Met Samples (PQ)	1,817.78
Oriented geothech (HQ)	1,795.45
Condemnation **RC**	1,819.35
Condemnation **CORE**	664.77
Subtotal, combined RC + Core	6,097.35

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

At 11/30/2010, results from 106 drill holes have been released. Drilling within the Los Planes Zone, where most of the known resource exists, is designed to enhance and reclassify the known mineral resource.

Within the Intermediate Zone (south along strike of Los Planes); drilling intersected the continuation of gold mineralization with significant intercepts. The Intermediate Zone is a 600 meter long portion of mineralized trend between Los Planes and Las Colinas, which is defined by post mineral cross-faults that are now recognized to offset the Los Planes mineralization to the north and Las Colinas to the south. The Intermediate Zone had seen only limited testing prior to the current drill phase. There is now sufficient testing to confirm that gold mineralization was originally emplaced in a continuous trend of at least 2,000 meters of strike length from Los Planes through Intermediate to the Las Colinas zones.

Further south along strike of the Intermediate Zone is the Las Colinas Zone. Initial drilling here has and will continue to focus on in-fill and expanding the known gold mineralization.

Results received from the drill program to date were reported in news releases dated August 25, 2010, October 6, 2010 and November 18, 2010, which have been filed on SEDAR and can also be found on the Company's website.

Collectively, these three zones (Los Planes-Main, Intermediate and Las Colinas-South) which are at least 2,000 meters in strike length are now recognized as one discrete and continuous horizon of gold mineralization. Drilling will continue in the coming months for these zones as part of the Company's effort to attempt to fill in and enhance the known gold resource.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

All summarized intervals reported in the news releases and on the website for the 40,000 meter drill program at San Antonio were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped, except where indicated. Pediment has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex's laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced above have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company's website to see a complete collar table for the San Antonio project.

San Antonio Preliminary Assessment

In August 2010, AMEC E&C Services, Inc. ("AMEC") completed and delivered a positive Preliminary Assessment ("PA" or "Preliminary Assessment") for the San Antonio project located in Baja California Sur, Mexico and recommended moving to more advanced studies. Details of the PA can be reviewed in the NI 43-101 Technical Report entitled "San Antonio Preliminary Assessment", dated August 10, 2010, which the Company posted on its website (www.pedimentgold.com) and also filed on SEDAR.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

A summary of the major areas of work related to the Preliminary Assessment are as follows:

Geology and Resource Model

AMEC reviewed the exploration data base and the Quality Control and Quality Assurance program that Pediment completed and noted that there were no major errors or omissions. The data gathered and processed was within industry standards for use in the resource model. A resource model produced for Pediment in 2009 was audited by AMEC, and mineral resource classifications were re-stated. Mineralization that had reasonable prospects for economic extraction was confined within a Lerchs-Grossmann pit cone that used appropriate mining and processing costs benchmarked for an open pit operation in Mexico. The pit cone was run using AMEC's view of industry consensus on a long-term gold price of $900 per ounce for mineral reserves, with a 15% upside applied for mineral resources, at US$1,035 per ounce. Based upon limited metallurgical work completed to date recoveries were expected to be 75% in the oxide and transition zone and 50% in the sulfide zone using heap leach methods.

The Qualified Person for the mineral resource estimate is Edward J.C. Orbock III, M.AusIMM., an AMEC employee. Mr. Orbock is independent of the Company as within the meaning of NI 43-101. Mineral resources have an effective date of 25 June 2010. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

AMEC's classification of mineral resources is as follows:

Mineral Resource Estimate, San Antonio Gold Project, Edward J.C. Orbock III, MAusIMM, Effective Date of the Resource is June 25, 2010.

Class	Au Cut-off	Tonnes (x 1,000)	(Au g/t)	Total Au grams (x 1,000)	Au ounces (x 1,000)
Oxide/Transition					
Measured	0.17	4,991	0.98	4,882	157
Indicated	0.17	10,963	0.85	9,282	298
Subtotal Oxide/Transition M + I	0.17	15,995	0.89	14,164	455
Sulfide					
Measured	0.40	2,839	1.32	3,735	120
Indicated	0.40	15,991	1.25	19,945	641
Subtotal Sulfide M + I	0.40	18,830	1.26	23,679	761
Oxide/Transition Inferred	0.17	769	0.65	496	16
Sulfide Inferred	0.40	327	1.19	388	12

Notes to Accompany Mineral Resources Table:
1. Mineral resources are not mineral reserves and do not have demonstrated economic viability.
2. Mineral resources are reported above a 0.17 g/t Au cut-off grade for oxide and transition material, and above a 0.40 g/t Au cut-off for sulfide material.
3. Mineral resources are reported as undiluted.
4. Mineral resources are reported within a conceptual pit shell.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

5. Mineral resources are reported using a long-term gold price of US$1,035/oz, variable mining and processing costs and variable recoveries, based on the oxidation state of the sulfides in the deposit.

Mine Development

AMEC developed a conventional open pit mine plan for San Antonio and established a mine schedule for an 11,000 tonnes per day gold heap leach project. The ultimate pit includes 112 million tonnes of material including 31.1 million tonnes of ore and 80.9 million tonnes of waste. "Ore" is used to refer to material that can be mined at a profit using heap leach methods, includes material classified as Inferred mineral resources, and does not refer to mineral reserves. Pediment notes that the scheduled mine plan proposed incorporates less than 3% Inferred mineral resources.

The life-of-mine strip ratio is 2.6 to 1 (waste to ore). Total ounces of gold contained in the pit are 1.12 million. Of this 672,900 ounces are recovered during mine operations at an average production of 82,500 ounces gold annually. The mine plan and schedule cost analysis are based on Measured, Indicated and Inferred resources contained in a pit that was created with the LG US$900 per ounce gold pit cone. Pediment has just initiated a 40,000 meter drill program with the objective of delineating additional mineralization that could support mineral resource estimation, and potentially support reclassification of existing mineral resources to higher-confidence classification categories through infill and step-out drilling.

The following table is the Mine Production Schedule:

Period	Total (kt)	Rock Waste (kt)	Sand Waste (kt)	Oxide Tonnage (kt)	Oxide Grade (g/t Au)	Transition Tonnage (kt)	Transition Grade (g/t Au)	Sulfide Tonnage (kt)	Sulfide Grade (g/t Au)	Contained Gold (koz)
PP1	7,500	4,337	3,115	48	0.37	—	—	—	—	0.6
Year 1	15,000	8,992	1,993	3,562	0.95	452	1.51	1	1.55	131
Year 2	15,000	8,673	2,312	2,634	0.68	1,084	1.17	297	1.38	112
Year 3	15,000	8,800	2,185	1,675	0.74	2,212	0.90	128	1.96	112
Year 4	15,000	8,718	2,265	445	0.95	1,590	1.09	1,981	1.27	150
Year 5	15,000	9,553	1,431	125	0.49	333	0.61	3,558	1.44	173
Year 6	15,337	10,176	1,146	761	0.71	1,301	0.83	1,952	1.44	143
Year 7	9,290	5,275	—	—	1.00	363	0.93	3,652	1.11	141
Year 8	4,928	1,970	—	—	—	—	1.18	2,958	1.66	158
Total	112,055	66,495	14,448	9,250	0.81	7,335	0.99	14,527	1.38	1,119

The Base Case mining assumption and operating and capital cost estimates are for contract mining. AMEC completed a first principle build up and costing for the Base Case contract equipment fleet. Mining operating costs for San Antonio average US$1.94 per tonne mined. Contract mining represents a tradeoff between capital and operating cost with higher operating costs for contract mining but, lower capital costs for equipment.

Alternative Cases for Development Process Operating and Capital Costs
Four alternative development cases were evaluated:
1) Base Case - Contract mining and 11,000 tonne per day ("tpd") heap leach with Run-of-Mine (ROM) for
    oxide/transitional ores and crushed sulfide material.
2) Mill Case – Contract mining and a CIL mill with a 10 year targeted process life,
3) ROM Case- Contract mining and 11,000 tpd heap leach with all material ROM and

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

4) Owner Mining Case – Owner mining and 11,000 tpd heap leach with ROM oxide/transitional and crushed sulfide material.

Once inputs for operating and capital costs for all scenarios were plugged into a model the Base Case was chosen due to the best combination of low operating and capital costs and the most robust IRR.

Pediment cautions that the Preliminary Assessment is preliminary in nature; all four development cases are partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that any forecasts in the Preliminary Assessment will be realized.

Capital Costs

San Antonio is a green field project site, and although no infrastructure to support a mining operation currently exists, local infrastructure is considered good. A powerline, a paved road and fiber-optic cable all traverse the project site, and will require relocation as they cross the proposed pit areas. Total cost for infrastructure in the PA is US$27 million and is broken down as follows:

Infrastructure	Total (US$ M)
Power, highway and cable relocation	10.6
Arroyo diversions and berm	0.4
Site facilities	2.3
Powerline upgrade	0.7
Mine facilities	3.7
Sub-total	17.7
Construction overhead	4.4
EPCM	4.9
Total	27.0

Total project capital required to bring San Antonio into production including contingency is US$71.1 million. This also includes the pre-production mining costs of US$18.2 million. The breakdown of project capital costs are as follows:

Area	Total (US$ M)
Mine	18.9
Process	16.4
Infrastructure	27.0
Sub Total	62.3
Contingency	8.7
Total	71.1

Sustaining capital requirements for the life of the mine are estimated at US$27.9 million. This includes Year 3 project costs of US$27.1 in capital to construct the sulfide material tertiary crushing plant along with a stacking system and the leach pad expansion to accommodate the additional ore. Other sustaining capital is mainly for parts and mobile equipment replacements.

Operating Costs

Life-of-mine ("LOM") operating costs are estimated at US$11.10 per one leached. The mining cost at US$6.49 per one leached accounts for the majority of the overall cost at 58%.
The table below details the operating cost areas:

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

Operating Costs	US$/t Leached
G&A	0.81
Mining	6.49
Processing	3.80
Total	11.10

Initial project operating costs are US$10.68 per one leached which is below the LOM average due to lower processing cost for oxide and transitional ores. Once the crushing plant is commissioned in Year 4, operating costs rise to US$11.87 per one and peak at US$12.82 per one in Year 5. Following Year 5, the strip ratio begins to decline thus, lower the overall operating costs. This can be seen in the following figure.



Financial Model

Pediment cautions that the Preliminary Assessment is partly based on Inferred Mineral Resources which account for less than 3% of the total resource, are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Assessment based on these Mineral Resources will be realized.

AMEC evaluated the overall economic viability of the San Antonio project using both pretax and after-tax discounted cash flow analysis and using the engineering work and cost estimates discussed in the PA. Over the LOM, the San Antonio produces on average 82,500 ounces of gold per year for 8.2 years at a cash cost of US$513 per ounce of gold. Under a US$900/oz gold price assumption and using an 8% discount rate the pretax net present value (NPV) is US$79.0 million and the IRR is 33%. The after tax NPV is US$56.6 million and IRR is 26%. The following tables detail the pre-tax and after-tax cashflows for the Base Case.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

Cash Flow Before Tax (000's)	US$	152,404
NPV @ 5%	US$	101,297
NPV @ 8%	US$	78,955
NPV @ 10%	US$	66,623
IRR Before Tax		33%
Payback - Years from Startup		3.28

Cash Flow After Tax (000's)	US$	118,758
NPV @ 5%	US$	75,478
NPV @ 8%	US$	56,643
NPV @ 10%	US$	46,279
IRR After Tax		26%
Payback - Years from Startup		3.79

Sensitivity analysis was completed over the ranges of +/- 30 % for gold price, operating cost and capital costs. The results are shown on the spider plot below:



Execution Plan

Based on assumptions in the PA, Pediment estimates that the San Antonio gold project will take approximately three years to move into production, two years for permitting, feasibility study, and detailed engineering, and one year for construction.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

La Colorada Project

La Colorada gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The project is located on main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, the capital and main supply point of Sonora State in north western Mexico.

Pediment has completed key transactions for acquiring or controlling concessions in the La Colorada mine area. These transactions complete the Company's plan to consolidate the mining district; as disclosed in note 8 of the consolidated annual financial statements.

2009 Resource Estimate for the El Crestón, La Colorada and Gran Central zones.

Class	Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal	
			Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
Measured	0.30	3,570,000	1.049	11.12	120,000	1,280,000
Indicated	0.30	15,690,000	0.963	7.65	485,000	3,860,000
M + I	0.30	19,250,000	0.978	8.30	605,000	5,130,000
Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

The combined Measured + Indicated resource in this initial estimate for the La Colorada project contains 605,000 ounces of gold and 5.13 million ounces of silver within 19.25 million tonnes averaging 0.98 g/t Au and 8.3 g/t Ag. An additional 582,000 ounces of gold and 6.19 million ounces of silver are contained within 20.07 million tonnes averaging 0.90 g/t Au and 9.6 g/t Ag and are classified as inferred at the same 0.3 g/t gold cut-off.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

Report on recent exploration activities on La Colorada

During the year ended September 30, 2010, Pediment continued exploration at La Colorada during 2009 with further bench sampling and also RC- and diamond drilling. The objective of this program was to evaluate areas of near surface gold mineralization for its open-pit, heap-leach potential, as well as explore extensions of vein-type, higher grade gold mineralization. A total of 9,489m were drilled during 2009, of which 1,520m were diamond and 7,970m were RC. Highlight results for the La Colorada drill program are shown below (As reported on news release dated November 17, 2009):

Table of selected 2009 drill results for the Veta Madre gold zone. No well-defined dip has been measured for the Veta Madre zone, having an irregular shape to depth with a east-northeast strike. Intervals reported cannot be considered true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R66	0.00	25.91	25.91	0.81	3.55
R69	3.05	28.96	25.91	0.59	2.15
R90	4.57	60.96	56.39	0.53	4.53
R91	0.00	25.91	25.91	1.08	2.94
R92	12.19	36.58	24.39	1.83	12.44
R94	0.00	39.62	39.62	1.11	2.68
R95	0.00	28.96	28.96	1.07	2.38
R96	32.00	41.15	9.15	1.12	2.93
R97	13.72	42.67	28.95	0.89	4.82

Table of results for the La Verde zone. La Verde has a east-northeast strike with a roughly -50 degree dip to the north. Widths are approximately true width for drill holes oriented to azimuth 160 and having a dip of -50 to the south (see website for full drill hole collar table).

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R57	21.34	25.91	4.57	36.33	83.97
Including	21.34	22.86	1.52	93.05	82.00
Including	22.86	24.38	1.52	13.99	21.90
Including	24.38	25.91	1.52	1.95	148.00
R58	19.81	27.43	7.62	1.60	20.48
Including	22.86	24.38	1.52	3.03	29.50
R103	9.14	15.24	6.10	2.98	29.70
Including	10.67	13.72	3.05	5.21	49.60
R104	0.00	12.19	12.19	1.54	9.54
R105	3.05	13.72	10.67	0.75	6.90

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

Table of results for the Gran Central vein zone. The vein zone has a dip of approximately -60 degrees to the north. The intercepts of drill holes dipping -45 to -50 degrees to the south will be near true width.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
DH-01	176.00	198.00	22.00	1.93	77.56
DH-05	69.5	70.5	1.00	7.220	6.6
And	96.6	100.6	4.00	1.380	40.5
including	98.6	99.6	1.00	4.298	135.0
And	165.2	207	41.8	1.025	5.3
including	170.2	171.2	1.00	4.362	2.7
including	175.2	177.2	2.00	4.344	5.3
including	188.0	189.0	1.00	3.978	3.6
And	210.0	221.0	11.00	0.800	3.8
And	225.0	231.5	6.5	0.582	5.0
And	245.6	247.6	2.00	2.586	3.5
R76	22.86	30.48	7.62	0.40	3.10
And	91.44	105.16	13.72	1.25	17.82
including	92.96	94.49	1.52	5.67	97.00
And	141.73	144.78	3.05	0.98	41.00
And	155.45	158.50	3.05	1.22	3.40

The El Crestón zone has a vertical-dipping south vein and other veins to the north dipping approximately -45 degrees to the south. Widths reported are not true widths. Please visit Pediment's website for a full drill hole collar table.

R115	10.67	18.29	7.62	4.86	16.78
including	13.72	15.24	1.52	22.56	44.00
And	65.53	74.67	9.14	1.37	9.78
including	67.05	68.58	1.52	4.79	19.70
And	91.44	100.58	9.14	1.01	7.18
And	160.02	163.07	3.05	1.68	7.35
R116	32.00	48.77	16.76	0.48	7.72
And	54.86	57.91	3.05	3.42	6.00
And	57.91	59.44	1.52	106.18	28.80
And	59.44	68.58	9.14	0.44	7.53

The La Colorada vein has a dip of between -45 and -50 degrees to the north-northeast. The intercepts for drill holes dipping -45 or -50 to the south will be near true widths.

Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R71	103.63	115.82	12.19	0.85	0.86
And	137.16	143.26	6.10	4.94	15.85
including	137.16	138.68	1.52	3.34	14.30
including	138.68	140.21	1.52	4.93	13.90
including	140.21	141.73	1.52	8.42	23.60
including	141.73	143.26	1.52	3.07	11.60
R72	60.96	71.63	10.67	1.44	37.02
including	64.01	65.53	1.52	5.25	97.00

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

Data Review and Potential for La Colorada

During the past twelve months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings.

6.0   RESULTS OF OPERATIONS

The Company currently has no producing properties and consequently, has no operating income or cash inflows with the exception of investment and other income.

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral properties, are capitalized until the viability of the mineral property is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.

The Company currently does not have an operating or producing mineral property. The Company has no earnings and therefore will finance its future exploration activities by the sale of common shares or units. Certain of the key risk factors of the Company's operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the annual consolidated financial statements. No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the annual consolidated financial statements of the Company.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

Twelve months ended September 30, 2010, compared to twelve months ended September 30, 2009

The Company recorded a net loss and comprehensive loss of $7,340,712 for the year ended September 30, 2010 ($0.15 loss per share) compared to a net loss and comprehensive loss of $5,060,377 ($0.12 loss per share) in the year ended September 30, 2009, a decrease in net loss and comprehensive loss of $2,280,335, as explained in the following paragraphs.

Salaries expense and consulting fees were $1,206,998 in fiscal year 2010 compared to $1,207,198 in the same period in 2009, a decrease of $200. The Company has maintained it's strategy of hiring qualified consultants in 2010 in order to help the Company to continue to progress through the advanced exploration stage.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest. This expense was $506,604 in the year ended September 30, 2010 compared to $1,158,891, in the same period in 2009, a decrease of $652,287. Less options vested in the year ended September 30, 2010 when compared to the year ended September 30, 2009.

Investor relations and promotion expenses were $263,395 in the fiscal year ended September 30, 2010 compared to $285,342 in the year ended September 30, 2009, a decrease of $21,947. The Company has increased its level of shareholder information while reducing the level of travel to and from its operations in Mexico.

Transfer agent listing and filing fees was $50,418 in the year ended September 30, 2010 compared to $131,685 in the year ended September 30, 2009, a decrease of $81,267. In 2009, the Company incurred additional listing fees as a result of moving to the TSX.

Legal and audit fees was $250,705 in the year ended September 30, 2010 compared to $262,237 in the year ended September 30, 2009, a decrease of $11,532. In 2010, the Company's use of external legal counsel decreased when compared to the year ended September 30, 2009.

Investment and other income was $124,862 in the year ended September 30, 2010 compared to $365,461 in the year ended September 30, 2009, a decrease of $240,599 due to decreasing interest rates and the change in the average annual account balances that are held with major Canadian chartered banks.

During the year ended September 30, 2010 the Company expended $4,489,288 on exploration expenses compared to $1,731,601 during the year ended September 30, 2009, an increase of $2,757,687. The increase is due to the extensive drill program at San Antonio project. Expenditures on the San Antonio project during the year ended September 30, 2010 were $3,765,452 compared to $619,684 during the year ended September 30, 2009, an increase of $3,145,768. Expenditures on the La Colorada project during the year ended September 30, 2010 were $634,973 compared to $1,074,142 during the year ended September 30, 2009, a decrease of $439,169. The remaining changes from prior year related to the annual property taxes for the Company's other mineral property concessions.

During the year ended September 30, 20010 the Company recorded a $107,894 foreign exchange loss compared to a $80,849 foreign exchange loss in the year ended September 30, 2009, an increase of $27,045. The Company's two geographical business segments are Canada and Mexico with the Company's operations in Mexico accounting for $7,581,826 of its $16,155,466 in total assets.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

The September 30, 2010 and 2009 Canadian dollar and Mexican Peso exchange rates were 12.26 and 12.57, respectively. The September 30, 2010 and 2009 Canadian and US Dollar exchange rates were 1.03 and 1.06, respectively. The $27,045 change in foreign exchange is a result of the reasonably unchanged year end rates from the year ended September 30, 2009.

7.0   FOURTH QUARTER 2010

The Company incurred a loss of $3,629,353 during the fourth quarter ending September 30, 2010. Significant items incurred during the quarter are as follows:

Exploration expenses were $2,791,706.

Salary and consulting fees were $284,200.

Stock-based compensation expense relating to stock options that vested during the fourth quarter was $31,810.

Office and administration expense was $51,527 and investor relations expense was $67,358.

The Company incurred a foreign exchange loss of $159,894 during the quarter ending September 30, 2010. The loss is attributable to the change in the Mexican Peso exchange rate between June 30, 2010 and the balance sheet date as at September 30, 2010. As the Company's segmented operations in Mexico accounts for $7,581,826 of the Company's $16,155,466 total assets, changes in foreign exchange rates at balance sheet dates can result in significant foreign exchange gains/losses.

The above expenses were offset by $19,804 in interest income.

8.0   SELECTED ANNUAL INFORMATION
The following table summarizes information regarding the Company's operations on a yearly basis for the last three years in accordance with Canadian GAAP.

	For the years ended September 30		
	2010	**2009 (Restated)**	**2008 (Restated)**
Total revenues (Interest & other income)	124,862	365,461	679,442
Loss for the year	(7,340,712)	(5,060,377)	(12,859,365)
Loss per share, basic and diluted	(0.15)	(0.12)	(0.33)
Total assets	16,155,466	21,412,331	21,675,198

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

9.0   SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company's operations on a quarterly basis for the last eight quarters in accordance with Canadian GAAP.

| | For the quarters ended | | | |
	Sept. 30, 2010	June 30, 2010	March 31, 2010	Dec. 31, 2009
Total revenues (Interest & other income)	19,804	17,012	20,582	67,464
Loss for the quarter	(3,629,353)	(1,255,534)	(1,335,007)	(1,120,818)
Loss per share, basic and diluted	(0.07)	(0.03)	(0.03)	(0.02)

| | For the quarters ended | | | |
| | Restated | Restated | Restated | Restated |
	Sept. 30, 2009	June 30, 2009	March 31, 2009	Dec. 31, 2008
Total revenues (Interest & other income)	89,636	83,503	149,497	42,825
Loss for the quarter	(1,586,149)	(1,163,310)	(867,541)	(1,443,377)
Loss per share, basic and diluted	(0.04)	(0.03)	(0.02)	(0.03)

The Company only earns interest income from its cash and cash equivalents and short-term investments, which will vary from period to period depending on their relative balances and the rate at which the Company's guaranteed investment certificates earn interest.

The nature of the Company's operations has remained unchanged from prior periods. Changes in operating expenses can increase/decrease depending on the Company's level of activity. Significant variations in the loss from one period to another is mainly due to the issuance and vesting of incentive stock options, which results in an increase in stock-based compensation, and the write down of previously capitalized mineral property expenditures.

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral properties, are capitalized until the viability of the mineral property is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

10.0   LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2010, the Company had cash and cash equivalents of $8,416,574 (September 30, 2010 - $15,553,239) and working capital of $8,693,883 (September 30, 2010 - $16,134,293). The Company has allocated $5.1 million over the next twelve months for general and administrative expenses and for the continued exploration of its mineral properties. With working capital of $8,693,883 the Company has sufficient working capital to fund its planned 2011 operating and exploration expenditures.

The Company's cash equivalents are highly liquid, guaranteed investment certificates ("GIC") held at major Canadian financial institutions in accordance with the Company's investment policy. The Company's cash and cash equivalents are comprised of the following:

	September 30, 2010	September 30, 2009
Held at major Canadian financial institutions:		
Cash	$ 266,968	$ 5,137,947
Cash equivalents	8,077,919	10,271,727
	8,344,887	15,409,674
Held at major Mexican financial institutions:		
Cash	71,687	143,565
Total cash and cash equivalents	**$ 8,416,574**	**$ 15,553,239**

The Company currently has no income from operations and relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests. Management has been successful in accessing the equity markets in prior years, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future. Factors which could impact management's ability to access the equity markets include the state of capital markets, exploration results which provide further information relating to the underlying value the Company's mineral properties, market prices for natural resources and the non-viability of the projects.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

11.0   TRANSACTIONS WITH RELATED PARTIES

(a)   The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

   (i)   As at September 30, 2010, $2,604 (2009 - $19,419) is due from a company with common directors for its share of rent for shared office space.

   (ii)   As at September 30, 2010, $63,993 (2009 - $26,380) is due to directors/officers of the Company for director and consulting fees, of which, $12,925 (2009 - $25,610) is due to companies owned by directors/officers.

(b)   As at September 30, 2010, $46,793 (2009 - $21,000) of prepaid expenses relates to an advance on consulting fees paid to a company with a common director.

(c)   Included in consulting fees is $306,000 (2009 - $388,928; 2008 - $406,108) of which $240,000 (2009 - $290,000; 2008 - $227,000) was charged by companies owned by directors and $66,000 (2009 - $98,928; 2008 - $179,108) by directors for consulting services.

(d)   Included in consulting fees is $66,994 (2009 - $83,000; 2008 - $nil) paid to companies owned by directors for directors' fees.

(e)   Rent of $54,200 (2009 - $27,600; 2008 - $10,350) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

12.0   OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

13.0   CONTRACTUAL OBLIGATIONS

The Company has a commitment relating to its head office lease.   The Company has an agreement to lease office space.   The future minimum lease payments by calendar year are as follows:

2011	$ 106,116
2012	106,116
2013	106,116
2014	106,116
2015	35,372
	$ 459,836

During the year ended September 30, 2010, the Company entered into an agreement, subject to shareholder and TSX approval, with two consultants pursuant to which the Company committed to grant them each 150,000 restricted share units ("RSU") with a term of 5 years; each consultant is also to receive an additional 150,000 RSUs on the completion of the San Antonio Project bankable feasibility study.

In the event the RSU plan is not approved by the Company's shareholders and given final TSX approval by May 1, 2011, the RSU's will be deemed to have terminated and the Company will then compensate each consultant with a cash payment equal to the fair value of 150,000 multiplied by the then-current market price by May 10, 2011.   In addition, within 10 days of the completed bankable feasibility study a second cash payment equal to 150,000 multiplied by the then-current market price will be paid to each of the consultants.

The Company has no material capital lease agreements and no material long term obligations other than those described above.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

14.0 PROPOSED TRANSACTIONS

In October 2010, the Company and Argonaut entered into an Agreement to complete a Transaction. Argonaut is a gold production and exploration company and is currently producing gold at its El Castillo project in Durango, Mexico. Pursuant to the terms of the Agreement, all of Pediment's common shares issued and outstanding immediately prior to consummation of the Transaction shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one (1) Pediment common share.

The Transaction is subject to certain standard conditions, which will include no less than 66-2/3% of the shareholders of the Company and a simple majority of Argonaut shareholders voting in favor of the Transaction at the shareholders' meetings that has been scheduled for January 24, 2011.

15.0 RISKS AND UNCERTAINTIES

The Company is in the mineral exploration business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. Some of the possible risks include the following:

a) The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b) The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Management was successful in accessing the equity markets in prior years, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

c) Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d) The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e) The operations of the Company will require various licenses and permits from various governmental authorities. There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f) There is no certainty that the properties which the Company has capitalized as assets on its balance sheet will be realized at the amounts recorded. These amounts should not be taken to reflect realizable value.

g) The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and results of operations.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

h) The Company's operations are currently conducted in Mexico, and as such the Company's operations are exposed to various levels of political and other risks and uncertainties that are inherent to the country of Mexico. These risks and uncertainties are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; changes in taxation policy; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

i) Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

16.0   DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

17.0   CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Mineral property acquisition costs are deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. A write-down may be warranted in situations where a property is to be sold or abandoned; the exploration activity ceases on a property due to unsatisfactory results or insufficient available funding; or when it is determined that the carrying value exceeds the fair market value of the property. The Company's accounting policy is to expense exploration costs until such time as their development potential is evidenced by a positive economic analysis of the project.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

Significant estimates are made in respect of the Company's asset retirement obligations. The Company's proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment. At present the Company has determined that it has no material asset retirement obligations.

Moreover, significant estimates are made in respect of accounting for stock-based compensation, which is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Expected volatilities are based on the Company's trading history except where there is insufficient trading history and volatilities are based on industry comparables. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period. Changes in estimates would impact the value of stock-based compensation, mineral properties, contributed surplus and share capital.

Other areas requiring the use of management estimates include the collectability of taxes and amounts receivable, balances of accrued liabilities, recoverability of intangible assets, the fair value of financial instruments, rates for amortization of property and equipment and the valuation allowance for future income tax assets. While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

18.0 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a) Change in Accounting Policy

i. Exploration expenses

Effective October 1, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies at a similar stage in the mining industry. Prior to October 1, 2009, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to operations as they are incurred until the mineral property reaches the development stage. Significant costs related to property acquisitions, including allocations for undeveloped mineral properties, are capitalized until the viability of the mineral property is determined. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs incurred to develop a mine on the property prior to the start of mining operations are capitalized.

ii. Intangible assets

Intangible assets are recorded at cost and amortized using the unit-of-production method. The Company will assess on a periodic basis the carrying amount of its purchased intangible assets to determine if there has been an event or changes in circumstances that indicate an impairment to their carrying value.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

	As previously reported	Restatement	As restated
Consolidated Balance Sheet			
Mineral properties – September 30, 2009	14,546,062	(9,829,158)	4,716,904
Consolidated Statement of Operations and Comprehensive Loss			
Exploration expenses for the year ended September 30, 2009	37,775	1,693,826	1,731,601
Stock-based compensation for the year ended September 30, 2009	1,130,920	27,971	1,158,891
Future income tax recovery for the year ended September 30, 2009	(65,570)	65,570	-
Net loss and comprehensive loss for the year ended September 30, 2009	3,273,010	1,787,367	5,060,377
Basic and diluted loss per share for the year ended September 30, 2009	0.08	0.04	0.12
Consolidated Statement of Shareholders' Equity			
Deficit at September 30, 2009	37,620,962	9,829,158	47,450,120
Statement of cash flows			
Mineral property acquisitions for the year ended September 30, 2009	2,446,074	1,622,478	823,596
Accounts payable and accrued liabilities for the year ended September 30, 2009	(44,858)	75,348	30,490
Consolidated Statement of Operations and Comprehensive Loss			
Exploration expenses for the year ended September 30, 2008	-	6,854,021	6,854,021
Write-down of mineral properties the year ended September 30, 2008	2,099,553	(1,720,910)	378,643
Future income tax recovery for the year ended September 30, 2008	65,570	(65,570)	-
Net loss and comprehensive loss for the year ended September 30, 2008	7,791,824	5,067,541	12,859,365
Basic and diluted loss per share for the year ended September 30, 2008	0.20	0.13	0.33
Consolidated Statement of Shareholders' Equity			
Deficit at September 30, 2008	34,347,952	8,041,791	42,389,743
Statement of cash flows			
Mineral property acquisitions for the year ended September 30, 2008	9,621,248	(7,072,383)	2,548,865
Accounts payable and accrued liabilities for the year ended September 30, 2008	52,052	114,283	166,335
Consolidated Statement of Shareholders' Equity			
Deficit at September 30, 2007	26,556,128	2,974,250	29,530,378

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

(b)   Future changes in accounting policies:

     i.   International Financial Reporting Standards (IFRS):

     In February 2008, the Canadian Accounting Standards Board confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company's fiscal year beginning on October 1, 2011. The effective date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended September 30, 2011.

     The Company is performing a detailed analysis of the differences between IFRS and the Company's accounting policies as well as assessing the impact of various alternatives. The IFRS project plan is being completed in four phases: planning and analysis, identification of changes, solution development and implementation where necessary.

     The Company has begun the planning and analysis phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2011.

     The Company is in the exploration stage and therefore has adopted accounting policies for exploration companies.   The current analysis indicates that there will be very little effect on financial reporting as a result of the adoption of IFRS.

     Some of the specific areas reviewed and considered to date are:
- IFRS 1- First-time adoption of IFRS
- IFRS 2 – Share based payments
- IFRS 6 – Exploration and evaluation of mineral resources
- IFRS 7 – Financial instruments – disclosure
- IAS 12 – Income taxes
- IAS 16 – Property, plant and equipment
- IAS 32 - Financial instruments: presentation
- IAS 36 – Impairment of assets
- IAS 37 - Provisions, contingent liabilities and contingent assets
- IAS 39 - Financial instruments: recognition and measurement

     ii.   Business Combinations:

     Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

     These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

19.0   MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2010. Based on management's assessment and those criteria, management has concluded that the internal controls over financial reporting as at September 30, 2010 were effective.

20.0   DISCLOSURE CONTROLS AND PROCEDURES

The Company's management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.   The CEO and CFO have evaluated the Company's disclosure controls and procedures and have concluded that they are effective as of September 30, 2010.

21.0   LIMITATIONS ON CONTROLS

Management believes that any internal controls and procedures for financial reporting can only provide reasonable and not absolute assurance that the objectives of the control system are met. Control design is subject to resource constraints and cost benefit analysis. Because of the inherent limitations in all control systems the Company's control systems cannot provide absolute assurance that all issues and fraud will be prevented within the Company and detected. Limitations also include the realities of judgments in decision making which could be faulty and simple errors and mistakes. In addition controls may be circumvented by individuals, collusion or unauthorized override of controls. Finally, a control system is based on certain assumptions about the likelihood of future events and there can be no assurance that the stated goals of the control system will meet all future potential conditions. In summary, because of the inherent limitations on a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

22.0 FINANCIAL INSTRUMENTS

The Company classifies its cash and cash equivalents as held-for-trading; amounts receivable and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties have not been disclosed as their fair values cannot be reliably measured since the parties are not at arm's length.

The fair value of financial instruments at September 30, 2010 and 2009 is summarized as follows:

	2010		2009	
Financial Assets	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Held-for-trading				
Cash and cash equivalents	$ 8,416,574	$ 8,416,574	$ 15,553,239	$ 15,553,239
Loans and receivables				
Amounts receivable	$ 27,665	$ 27,665	$ 27,140	$ 27,140
Due from related parties	$ 2,604	N/A	$ 19,419	N/A
Financial Liabilities				
Accounts payable and accrued liabilities	$ 1,230,232	$ 1,230,232	$ 227,517	$ 227,517
Due to related parties	$ 63,993	N/A	$ 26,380	N/A

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

a) Credit risk

The Company is exposed to credit risk with respect to its cash and cash equivalents. Cash and cash equivalents have been placed on deposit with major Canadian financial institutions and major Mexican financial institutions. The risk arises from the non-performance of counterparties of contracted financial obligations. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment-grade securities held at major financial institutions with strong investment-grade ratings by a primary rating agency in accordance with the Company's investment policy.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

a) Credit risk (Continued)

Concentration of credit risk exists with respect to the Company's cash and cash equivalents as the majority of the amounts are held with only a few Canadian and Mexican financial institutions. The Company's concentration of credit risk and maximum exposure thereto is as follows:

	2010	2009
Held at major Canadian financial institutions:		
Cash	$ 266,968	$ 5,137,947
Cash equivalents	8,077,919	10,271,727
	8,344,887	15,409,674
Held at major Mexican financial institutions:		
Cash	71,687	143,565
Total cash and cash equivalents	$8,416,574	$15,553,239

Included in cash equivalents at September 30, 2010 are cashable GIC earning interest at 0.70% and 1.15% (2009 - 0.25% and 2.66%) and maturing between October 18, 2010 and September 8, 2011 (2009 - October 18, 2009 and September 8, 2010), respectively. The cashable GIC that matured on October 18, 2010 was reinvested.

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company believes it has sufficient cash and cash equivalents at September 30, 2010 in the amount of $8,416,574 (2009 - $15,553,239) in order to meet its planned expenditures and obligations for the next year. At September 30, 2010, the Company had accounts payable and accrued liabilities of $1,230,232 (2009 - $227,517) and amounts due to related parties of $63,993 (2009 - $26,380), which will become due for payment within three months.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

c) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

i. Interest rate risk

Interest rate risk consists of two components:

a) To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

b) To the extent that changes in prevailing market rates differ from the interest rate in the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company's cash and cash equivalents consists of cash held in bank accounts and GIC's that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of September 30, 2010 and 2009. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

ii. Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company is exposed to foreign currency risk with respect to cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities as a portion of these amounts are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

c) Market risk

    ii.   Foreign currency risk (Continued)

The sensitivity analysis of the Company's exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at September 30, 2010 and 2009, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexican peso of 10% and 9%, respectively, and the effect on net loss and comprehensive loss.

	Reasonably Possible Changes	
	2010	2009
CDN $: MXN peso exchange rate variance	+10%	+9%
Net loss and comprehensive loss	$ 44,110	$ 84,825
CDN $: MXN peso exchange rate variance	-10%	-9%
Net loss and comprehensive loss	$ (53,913)	$ (101,603)

    iii.   Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is not exposed to significant other price risk.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

23.0   CAPITAL MANAGEMENT

The Company's primary objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to pursue the development and exploration of its mineral properties. The Company defines capital that it manages as shareholders' equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares. The Company's primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

Capital requirements are driven by the Company's exploration activities on its mineral properties. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

There have been no changes to the Company's approach to capital management during the year.

24.0   SUBSEQUENT EVENTS

a) On October 19, 2010, the Company entered into an Agreement to complete a business combination Transaction with Argonaut.

   Pursuant to the terms of the Agreement, all of the Company's common shares issued and outstanding immediately prior to consummation of the Transaction shall become exchangeable into the common stock of Argonaut on the basis of 0.625 of a common share of Argonaut for each one common share of the Company.

   The Transaction is subject to certain standard conditions, which will include no less than 66-2/3% of the shareholders of the Company and a simple majority of Argonaut shareholders voting in favor of the Transaction at the shareholders' meetings to be held on January 24, 2011.

b) On October 21, 2010, the Company agreed with RECAMI to make its last payment for cash and shares all for cash of USD$200,000 ($204,660) and thus earned 100% interest in the properties. The final transfer agreement also states that RECAMI is entitled to a USD$50,000 per year payment for the concept of NSR, even before the Company has reached commercial production. These advance payments; however cannot be deducted from the NSR payments once the Company reaches commercial production. Nevertheless, at that time, should the 3% NSR be less than $50,000, Pediment will not have to pay any further amount to reach said figure.

c) On October 26, 2010, the Company issued 250,000 common shares pursuant to the exercise of options at a price of $1.60 for total proceeds to the Company of $400,000.

d) On October 28, 2010, the Company issued 257,840 common shares and 128,920 warrants pursuant to the exercise of finder's warrants at a price of $0.83 for total proceeds to the Company of $214,007. Upon exercise of the finder's warrants, 128,920 warrants at a price of $0.90 were exercised for total proceeds to the Company of $116,028.

Pediment Gold Corp.
(An Exploration Stage Company)
Management's Discussion and Analysis
For the year ended September 30, 2010

e) On November 4, 2010, the Company issued 200,000 common shares pursuant to the exercise of options at a price of $0.90 for total proceeds to the Company of $180,000.

f) On November 5, 2010, the Company issued 1,611,500 common shares pursuant to the exercise of warrants at a price of $0.90 for total proceeds to the Company of $1,450,350.

g) On December 3, 2010, the Company issued 200,000 common shares pursuant to the exercise of options at a price of $1.37 for total proceeds to the Company of $274,000.